Exhibit 2.2

PUT AND CALL OPTION AGREEMENT

BY AND BETWEEN

Vistaprint Italy S.r.l., a company incorporated under the laws of Italy, having its registered office in Milan, Piazza Filippo Meda 3 (Italy), tax code and registration number with the Companies’ Register of Milan 08538700967, represented by Marcus Harrie Wisznievski, duly authorized by virtue of a special power of attorney signed on April 2, 2014 (“VP”);

Vistaprint N.V., a company incorporated under the laws of The Netherlands, having its registered office at Venlo, Hudsonweg 8, The Netherlands, and its seat in Amsterdam, registered in the trade register under number 14117527, represented by Marcus Harrie Wisznievski duly authorized by virtue of a special power of attorney signed on April 2, 2014 (“VPNV”);

- on one side -

and

Cap2 S.r.l., a company incorporated under the laws of Italy, having its registered office at Via Aquilonia 4, Rome, Italy, tax code and registration number with the Companies’ Register of Rome 03058310271, represented by Mr. Matteo Rigamonti, duly authorized by virtue of its by-laws (“Cap2”) as well as Matteo Rigamonti, born in Mogliano Veneto (TV), Italy, on August 19, 1965, only in relation to his personal obligations (in particular those under section 5.1, 5.5, 8, 9.1 and 9.2 and any related provision);

- on the other side -

(for the purposes of this Agreement (as defined below), VP and Cap2 are hereinafter jointly referred to as the “Parties” and each of them also as a “Party”)

WHEREAS:

(a)	Pixartprinting S.r.l. (the “Company”) is a company incorporated under the laws of Italy, having its registered office at Via 1 Maggio s.n.c., Quarto D’Altino (VE), tax code and registration number with the Companies’ Register of Venice 04061550274 which is engaged, among others, in the business of digital printing and offset printing (the “Business”);

(b)	on 1 April 2014 VP, on one side, entered into a share sale and purchase agreement (the “SPA”) with Alcedo SGR S.p.A. (“Alcedo”), Cap2 and Alessandro Tenderini (“Tenderini”; Alcedo, Cap2 and Tenderini, collectively, the “Sellers”), on the other side, regarding the acquisition by VP from the Sellers of 97% of the outstanding share capital of the Company;

(c)	The Parties agreed that Cap2 will remain as a minority shareholder of the Company after Closing through the retention of a share equal to 3% of the corporate capital of the Company which, therefore, has not been purchased by VP under the SPA (the “Option Shares”; such a term shall be meant to also include any shares representing the stocks that will be issued to Cap2 as consequence of the completion of the transformation of the Company into a joint-stock company (scoietà per azioni), as described under recital (e) below);

(d)	on the date hereof, VP and the Sellers have consummated the closing under the SPA (the “Closing”) and: (i) VP purchased a share equal to 97% of the Company’s corporate capital; and (ii) Cap2 has committed, among other things, to pledge the Option Shares for a period of 18 months from the Closing as security for the Sellers’ indemnification obligations vis-à-vis VP and the Company under the SPA;

(e)	at Closing, a special shareholders’ meeting of the Company has resolved to change its corporate form from a “società a responsabilità limitata” into a “società per azioni” and to adopt new by-laws in the form attached hereto as Exhibit A. The relevant resolution is in the process of being registered in the public records, in accordance with art. 2436 of the Code;

(f)	under the SPA, VP and Cap2 have undertaken, among other things, that at the Closing of the SPA they shall also enter into the present agreement (the “Agreement”) whereby they intend to grant each other certain put and call option rights over the Option Shares at the below terms and conditions;

NOW, THEREFORE, in consideration of the premises (which constitute an integral part of this Agreement) the Parties hereby covenant and agree as follows.

1.	DEFINITION

For the purposes of this Agreement, the following words and terms, where written with an initial capital letter, shall have the meaning set forth below.

“Accounting Principles” shall have the same meaning as in the SPA.

“Affiliate” shall mean, with respect to any Person (as defined below), an individual, corporation, partnership, firm, association, unincorporated organization or other entity directly or indirectly controlled by such Person.

“Agreement” shall mean this put and call option agreement.

“Annual Financial Statements” shall mean, when referring to any year, the audited annual financial statements of the Company (composed of a balance sheet, a loss & profit account and an explanatory note) related to the Company’s fiscal year ending in such year, drafted in accordance with the Accounting Principles and approved by the shareholder’s meeting of the Company, it being in any event agreed and understood that the Annual Financial Statements shall always be prepared to cover a 12-month period (therefore, should at any moment the Company change its fiscal year end, the Annual Financial Statements shall refer to the fiscal years ending at such new fiscal year ends, but shall in any event cover a 12 month period; for any fiscal year of the Company that may result shorter or longer than twelve months as a result of the change, the Annual Financial Statements shall be prepared on a 12-month-period basis, in accordance with the Accounting Principles, audited and approved by the board of directors of the Company rather than by the shareholder’s meeting).

“Business” shall mean the business currently carried out by the Company of digital printing and offset printing.

“Business Day” shall mean any calendar day other than Saturdays, Sundays and any other days on which commercial banks are authorized to close in Milan (Italy).

“Call Option” shall have the meaning set forth in section 2.1(b).

“Call Option Periods” shall mean any of the following periods:

(a)	the period starting from the Purchase Price Determination Date regarding the Company’s Fiscal Year 2017 and ending 30 (thirty) Business Days thereafter;

(b)	the period starting from the Purchase Price Determination Date regarding the Company’s Fiscal Year 2018 and ending 30 (thirty) Business Days thereafter;

(c)	the period between the date VP has sent the Significant Transaction Notice to Cap2 in accordance with section 5.3(a) below and 15 (fifteen) Business Days from the date of receipt by Cap2 of such Significant Transaction Notice, in accordance with the terms of section 5.3 (a) below;

(d)	any other different period when the Call Option may become exercisable under this Agreement (therefore including the specific cases provided in sections 5.1 and 6.1 below).

“Cap2” shall have the meaning set forth in the preamble.

“Closing of an Option” shall mean, upon exercise of an Option, the purchase and sale of the Option Shares, the payment of the Purchase Price and the endorsement and delivery to VP of the certificates representing the Option Shares in order to Transfer full title to all the Option Shares to VP, in all cases free of any Encumbrances, as well as all the other actions to be taken at Closing as indicated in section 4 below.

“Closing of an Option Date” shall mean the date set forth, as the case may be, in section 2.2, when the Closing of an Option shall be perfected.

“Code” shall mean the Italian Civil Code, as currently in force.

“Company” shall mean Pixartprinting S.r.l., as set forth in the preamble.

“Control” shall mean the right to, directly or indirectly, control or cast a majority of the voting rights exercisable at a shareholders’ meeting (or its equivalent) of the Person concerned; or the possession, directly or indirectly, whether individually or jointly with another Person, of the ability or power to direct or procure the direction of the management and policies of such Person, whether through the ownership of shares or other equity interests, by contract or otherwise, in accordance with Article 2359 of the Code.

“Encumbrances” shall mean any encumbrance, lien, charge, security, mortgage, pledge, usufruct, pre-emptive right, option, right of first refusal, reservation, order, decree, judgment, condition, claim or any kind of restriction or third-party right, as the context may require.

“Expert” shall mean Deloitte & Touche S.p.A., it being understood that, should the Expert, for any reason, refuse or declare to be unable to perform or complete the performance of the services in accordance with this Agreement within 10 (ten) Business Days of being requested to do so in writing by the Parties, unless they agree on its replacement within the following 10 (ten) Business Days, either Party shall have the right to request the President of the Court of Treviso to appoint the Expert chosen among the accounting firms of international standing and reputation, with the exclusion of the auditing firm that, from time to time, is in charge of auditing the accounts of any of the Parties. In any case, the engagement of the Expert shall be governed by the applicable provisions of this Agreement and by the terms and conditions generally applied by the Expert to similar engagements, to the extent that such terms and conditions do not conflict with the provisions of this Agreement, which the Parties covenant to accept (including any provision regarding limitations of liability and indemnities). The execution of any engagement letter or similar document with the Expert will not be a condition to the effectiveness of the provisions of section 3.6.

“Fiscal Year” shall mean, when used with reference to any Annual Financial Statements and/or Reported Ebitda, a 12-month period ending on the relevant fiscal year end (e.g., assuming the Company will change its current fiscal year end from December 31, to June 30, and the new fiscal year end after December 31, 2014 will be June 30, 2015, the Fiscal Year 2015, for purpose of the 2015 Annual Financial Statements and the 2015 Reported Ebitda, shall be the period between July 1, 2014 and June 30, 2015; should the fiscal year end remain December 31, the Fiscal Year 2015 shall be the period from January 1, 2015 to December 31, 2015).

“Notice of Disagreement” shall have the meaning set forth in section 0.

“Notice of Exercise” shall mean a notice substantially in the form set out in Exhibit B notifying the addressee of the exercise of an Option, and specifying the place, in all cases in the city of Milan, where the relevant Closing of the Option shall occur on the Closing of the Option Date.

“Options” shall mean, jointly, the Call Option and Put Option (and each of them, individually, an “Option”).

“Option Periods” shall mean, jointly, the Call Option Periods and the Put Option Periods (and each of them, an “Option Period”).

“Option Shares” shall mean the ordinary quotas (and the ordinary shares, after the completion of the transformation of the Company into an S.p.A.), which, as of the date hereof, represent in the aggregate, 3% of the entire outstanding corporate capital of the Company, or, if different, the number of all the quotas or shares of the Company which will be owned by Cap2 as of the date of exercise of an Option.

“Party/ies” shall have the meaning set forth in the preamble.

“Person” shall mean any individual, corporation (including the Company), partnership, firm, association, unincorporated organization or other entity.

“Pledge Agreement” shall mean the pledge agreement to be entered by Cap2 and VP as soon as possible after the Closing of the SPA for the pledge of the Option Shares, as provided in the SPA.

“Pledge Due Date” shall have the meaning set forth in section 6.1.

“Purchase Price” shall mean the price, to be calculated pursuant to the provisions of Article 3.7, due by VP to Cap2 for all the Option Shares sold by Cap2 to VP upon exercise of an Option, equal to:

(a)	if the Reported Ebitda is lower or equal to € 20,300,000 (twenty million three hundred thousand euros):

[(Reported Ebitda x 7.9) - Net Financial Position] x Participation Percentage

(b)	if the Reported Ebitda is higher than € 20,300,000 (twenty million three hundred thousand euros):

Participation Percentage x {€160,370,000 + [(Reported Ebitda - €20,300,000) x 10] - Net Financial Position}

where

“Net Financial Position” shall have the same meaning as Exhibit C.

“Participation Percentage” shall mean the percentage that the Option Shares will represent of the outstanding corporate capital of the Company at the Closing of the Option Date (without prejudice to what is provided in section 5.3 (b) (iii) below);

it being further understood that, in any event, should an Option be exercised at any time before the end of 2015 Fiscal Year, the Purchase Price shall be equal to the Purchase Price Under the SPA (as below defined).

“Purchase Price Determination Date” shall mean the date on which the Reported Ebitda and the Net Financial Position related to each relevant Fiscal Year shall become final and definitive as provided under section 3.7 below.

“Purchase Price Notice” shall have the meaning set forth in section 3.1

“Purchase Price Under the SPA” shall be equal to Euro 27,722,500 (twenty-seven million and seven hundred twenty-two thousand five hundred), plus 3% per-cent of the Earn-Out (as defined in the SPA).

“Put Option” shall have the meaning set forth in section 2.1(a).

“Put Option Periods” shall mean any of the following periods:

(a)	the period starting from the Purchase Price Determination Date regarding the Company’s Fiscal Year 2015 ending 30 (thirty) Business Days thereafter;

(b)	the period starting from the Purchase Price Determination Date regarding the Company’s Fiscal Year 2016 ending 30 (thirty) Business Days thereafter,

(c)	the period starting from the Purchase Price Determination Date regarding the Company’s Fiscal Year 2017 ending 30 (thirty) Business Days thereafter;

(d)	the period between the date VP has sent the Significant Transaction Notice to Cap2 in accordance with section 5.3 (a) below and 15 (fifteen) Business Days from the date of receipt by Cap2 of such Significant Transaction Notice, in accordance with the terms of section 5.3 (a) below;

(e)	the period of 20 (twenty) Business Days from the date of registration of the corporate resolution approving a capital increase, as provided by, and in accordance with the terms of section 5.3(b) below.

“Reported Ebitda” shall have the meaning as indicated in Exhibit D.

“Related Party” shall have the meaning ascribed to it under IAS 24.

“Significant Transaction” shall mean the signing of a binding agreement or other equivalent binding document (regardless of whether it may be subject to condition precedents, including that of the exercise of an Option in accordance herewith):

(a)	with a third party contemplating the Transfer by VP to, or the acquisition by such third party of, whether by way of a share purchase, merger, spin-off, contribution in kind, dedicated capital increase, or any other similar transaction, a substantial participation (i.e., at least 33%) in the corporate capital of the Company (or of any entity where the Company’s Business may result to be transferred as effect of such merger, spin-off or similar transaction), or any transaction whose effect would be for VP or VP’s Affiliates or Related Parties to be no longer in Control of the Company or its Business, or

(b)	with one or more VP Affiliates engaged in industrial or commercial operations, contemplating a merger of the Company with such Affiliate/s, provided the merger would be justified by a valid business reason and would result in a combination of the Company’s Business with the significant business of such VP’s Affiliates.

“Significant Transaction Notice” shall mean a written notice of a Significant Transaction sent by VP to Cap2 by registered mail with return receipt, in accordance with section 5.3 (a) below and which shall include a copy of the relevant binding agreement (or equivalent binding document) and indicate a brief description of the envisaged Significant Transaction, with the amount of shares to be transferred to/acquired by the third party, and the identity of such third party.

“Significant Transaction Date” shall mean the date when a binding agreement (or equivalent binding document) related to a Significant Transaction has been signed by all the relevant parties thereto.

“SPA” shall have the meaning set forth in whereas clause (b).

“Transfer” shall mean, when referred to participation in a company, any legal transaction or act (“negozio giuridico”) between living persons (“inter vivos”), either for free or against consideration, in whatever form and howsoever made (including the sale, the gift, the exchange, the swap, the contribution in kind, the merger, the demerger or the distribution in the context of the company’s liquidation process) and/or fact causing or howsoever determining, directly or indirectly, the transfer (also on a temporary basis, subject to a term or by way of a trust or fiduciary registration) or the obligation to transfer rights over the participation. The verb to Transfer should be construed accordingly.

“VP” shall have the meaning set forth in the preamble or, in the event that VP has availed itself of the right provided in section 2.4 to designate another Person for the purposes of this Agreement, “VP” shall mean, where the context so requires, also the Person so designated.

2.	PUT AND CALL OPTIONS

2.1	The Options

Upon the terms and conditions of this Agreement, and pursuant to section 1331 of the Code:

(a)	VP hereby grants to Cap2 an irrevocable option whereby Cap2 shall have the right, but shall not be obliged, to sell to VP, which shall be instead obliged to purchase, all (but no less than all) the Option Shares, for an aggregate consideration equal to the Purchase Price (the “Put Option”); and

(b)	Cap2 hereby grants to VP an irrevocable option whereby VP shall have the right, but shall not be obliged, to purchase from Cap2, which shall be instead obliged to sell, all (but no less than all) the Option Shares, for an aggregate consideration equal to the Purchase Price (the “Call Option”).

2.2	Exercise of the Options

Save as otherwise expressly indicated in this Agreement, and without prejudice to section 6.1 below regarding the obligation for Cap2 to provide for the pledge over the Option Shares: (i) the Put Option may only be exercised during any of the Put Option Periods and shall become of no further effect for such period if not exercised by the end of such period, and (ii) the Call Option may only be exercised during any of the Call Option Periods and shall become of no further effect for such period if not exercised by the end of such period.

Either Option will be exercised by sending to the relevant Party a Notice of Exercise, which, once delivered, shall be irrevocable.

The Transfer of the Option Shares and the other activities required for the Closing of the Option shall take place on the 10th Business Day from the receipt of the Notice of Exercise by the relevant Party (“Closing of the Option Date”) and in accordance with section 4 below (it being understood that, in case a Notice of Exercise is being validly sent by both Parties for both a Put and a Call Option, the 10 Business Days shall start running from the earlier date when the first Notice of Exercise is received).

2.3	Consideration for granting of the Options

The Parties hereby acknowledge that (i) a satisfactory consideration for the granting of the Call Option is constituted by the granting of the Put Option and vice versa and that (ii) no other consideration shall be due by either Party to the other in respect of the granting of the respective Option.

2.4	Right of designation of VP

VP shall have the right to designate an Affiliate of VP, pursuant to section 1401 of the Code, to purchase and pay for the Option Shares in accordance with the terms hereof, provided that such designation is made in compliance with the following provisions:

(a)	anything in any applicable provisions of law to the contrary notwithstanding, such designation will be validly and sufficiently made if notified in writing to Cap2 together with the written acceptance of the Affiliate so designated;

(b)	any designation pursuant to preceding paragraph shall be submitted to Cap2 no later than 5 (five) Business Days prior to the Closing of the Option Date;

(c)	the Affiliate so designated shall be a company controlled, directly or indirectly, by VP, or under the same control of VP;

(d)	VP and the Person so designated shall be jointly and severally liable to Cap2 for any obligation arising from this Agreement.

In case of exercise of the Call Option under section 5.3(a), VP shall have the right to also designate the third party in a Significant Transaction, provided that, in such case, the designation shall be made in compliance with (a), (b) and (d) above.

3.	DETERMINATION OF THE PURCHASE PRICE IN CASE OF EXERCISE OF THE OPTIONS

3.1	For so long as a particular Option remains exercisable, within 120 days as of the end of each Fiscal Year 2015, 2016, 2017 and (with respect to the Call Option) 2018, VP shall deliver to Cap2:

(a)	the Annual Financial Statements of the relevant Company’s Fiscal Year that has been just closed;

(b)	the Reported Ebitda and the Net Financial Position, calculated from such Financial Statements in accordance with this Agreement, including a breakdown of the value of the items on the basis of which they have been determined;

(c)	the Purchase Price for the Option Shares, calculated in accordance with this Agreement.

(the “Purchase Price Notice”).

3.2	In the event Cap2 intends to dispute the Annual Financial Statements or to object in any way to the determination of Reported Ebitda or of the Net Financial Position as determined by VP, Cap2 shall deliver to VP, within 30 (thirty) Business Days of the date of receipt of the Purchase Price Notice, a notice of disagreement (the “Notice of Disagreement”), containing the indication of all objected items (the “Items of Disagreement”), as well as of the reasons underlying any and all Items of Disagreement.

3.3	During the period between the issuance of the Purchase Price Notice and the expiration of the term set forth in section 0 above, VP shall, and shall cause the Company to, provide Cap2 with all information, documents, assistance and cooperation (including access to the management and the Company’s premises, upon reasonable notice and during normal business hours, and accompanied by the Company’s board member(s) designated by VP) that Cap2 will reasonably request for the purpose of verifying, directly or through their advisors, the information provided by VP pursuant to section 3.1 above.

3.4	It is understood that, absent a Notice of Disagreement being duly and timely delivered as provided above, the determination of the Reported Ebitda and of the Net Financial Position made in the Purchase Price Notice shall become final and binding for all the Parties, in accordance with section 3.7 below.

3.5	If Cap2 delivers to VP a Notice of Disagreement, VP and Cap2 shall attempt, within 10 (ten) Business Days of the date of receipt of the Notice of Disagreement by Cap2, to settle in good faith the Items of Disagreement resulting from the Notice of Disagreement.

3.6	In the event that, the term under section 3.5 above lapses without all Items of Disagreement having been agreed to by the Parties in writing, the outstanding Items of Disagreement shall be submitted, by the most diligent Party, to the determinations and evaluations of the Expert, pursuant to the following:

(a)	the Expert’s determination shall be limited to the Items of Disagreement that were not agreed to by the Parties, and shall not state upon any other item or issue. The Expert shall be entitled to resolve any dispute among VP and Cap2 on the interpretation of the provisions of this Agreement as necessary to the determination of the items and amounts provided for under section 3.1 above, to the extent that the resolution of such dispute is necessary for, or instrumental to, the delivery of the Expert’s determination;

(b)	decide on the Items of Disagreement in accordance with the Accounting Principles and the provisions of this Agreement (including Exhibit C and Exhibit D) and make such modifications to the Reported Ebitda and the Net Financial Position as are needed to be consistent with such decisions;

(c)	VP shall, and shall cause the Company to, provide the Expert with all information, documents, assistance and cooperation (including access to the management and the Company’s premises upon reasonable notice and during normal business hours) that the Expert will reasonably require for the purpose of fulfilling its duties hereunder;

(d)	without prejudice to VP’s undertakings under letter (c) preceding, the Parties shall actively and promptly cooperate with the Expert in connection with all matters contemplated under this section 3.6;

(e)	the Expert will act as a contractual expert (“perito contrattuale”) and not as an arbitrator (“arbitrore”);

(f)	any fees or expenses in relation to the activities of the Expert shall be borne equally by VP and Cap2 in equal parts; and

(g)	the Expert shall issue its determination and deliver it to both VP and Cap2 within 20 (twenty) Business Days from the date on which the request pursuant to this Section 3.6 was submitted.

3.7	The Parties agree that the purchase Price shall be calculated based on the Reported Ebitda and the Net Financial Position of the relevant Annual Financial Statements as follows:

(a)	should no Notice of Disagreement be duly and timely delivered in accordance with above provisions, the Purchase Price shall be that indicated in the Purchase Price Notice (in such case, the Purchase Price Determination Date shall be considered to fall 10 Business Days after the receipt of the Purchase Price Notice); or

(b)	should a Notice of Disagreement be duly and timely delivered in accordance with above provisions, the Purchase Price shall be equal to:

(i)	the Purchase Price as agreed by the Parties in writing (in such case, the Purchase Price Determination Date shall be considered to be the date when the Parties have entered into the written agreement in this respect); or, absent such written agreement,

(ii)	the Purchase Price resulting from the Reported EBITDA and the Net Financial Position as determined by the Expert, in accordance with the above provisions (in such case, the Purchase Price Determination Date shall be the 3rd (third) Business Day after the later of the following dates: (x) the expiration of the 20-(twenty)-Business-Day term indicated in section 3.6 (g) above for the Expert to issue its determination and deliver it to VP and Cap2 or (y) the actual delivery of such written determination to both of them).

4.	THE CLOSING OF THE OPTION

4.1	Date and Place of Closing of the Option

Subject to an Option having been timely and validly exercised through the service of a Notice of Exercise, the Closing of the Option shall take place on the Closing of the Option Date in Milan (or in the other place agreed in writing between the Parties), at the address and time as indicated in the relevant Notice of Exercise, or at such other place, date and time as the Parties may thereafter agree in writing.

4.2	Transfer of Title

Upon the occurrence of the Closing of the Option, VP will acquire title to the Option Shares, together with all rights attaching thereto (including the right to receive all distributions and dividends declared in respect thereof, if any, it being understood, for purpose of clarity, that any undistributed dividend related to any previous fiscal year up to and including the fiscal year on which the Purchase Price has been determined shall be for the account of VP) starting from the Closing of the Option Date.

4.3	Deliveries

At the Closing of the Option:

(a)	VP shall:

(i)	save for what is provided in section 6 below, should the Option Shares still be subject to pledge under the Pledge Agreement, release them from such pledge;

(ii)	save for what is provided in section 6.1 below, pay the Purchase Price to Cap2 by wire transfer of immediately available funds on the bank account that shall be communicated in writing by Cap2 by and no later than 5 (five) Business Days before the Closing of the Option Date.

(b)	Cap2 shall:

(i)	should Matteo Rigamonti still be a director of the Company, deliver to VP the resignation letter of Matteo Rigamonti as director of the Company, such letter to declare that he shall not have any rights or claims against the Company deriving from his having served as director of the Company (except for any expense incurred but not yet reimbursed);

(ii)	save for what provided in section 4.5 below, endorse and deliver to VP, before the notary public that shall be designated by VP in writing no later than 5 (five) Business Days prior to the Closing of the Option Date, the share certificates representing all, and no less than all, of the Option Shares in order to transfer full title to all of the Option Shares to VP, free and clear of any Encumbrances (subject to fulfillment by VP of its obligations under Paragraph 4.3(a)(i));

(iii)	execute and deliver such instruments in respect of the purchase and sale of the Option Shares as may be necessary, under the applicable provisions of law, to properly effect the purposes of this Agreement.

4.4	One Transaction

All actions and transactions constituting the Closing of the Option pursuant to section 4.3 above shall be regarded as one single transaction, so that, at the option of the Party having interest in the performance of any relevant specific action or transaction, no action or transaction constituting the Closing of the Option shall be deemed to have taken place if and until all other actions and transactions constituting the Closing of the Option shall have been properly performed in accordance with the provisions of this Agreement.

4.5	Further undertakings of Cap2

(a)	The Parties acknowledge that the SPA already provides that, subject to the condition precedent of the exercise of the Option by either Party, all the representations and warranties and indemnification obligations of Cap2 vis-à-vis VP and the Company under the SPA shall also extend, at the same terms and conditions, to the 3% portion of the corporate capital of the Company represented by the Option Shares at the date of the Closing under the SPA, as if such Option Shares had also been transferred to VP at such date as part of the Cap2 Share (as defined in the SPA). It is therefore hereby understood and agreed that, subject to the above condition precedent:

(i)	all the representations and warranties and the indemnification obligations of Cap2 under the SPA shall be considered as rendered to VP and the Company with reference only to the period until the date of the Closing under the SPA and not for the period thereafter;

(ii)	the Parties acknowledge and agree that VP or the Company shall be entitled to raise a claim for indemnification in accordance with the terms and conditions of the SPA also before the exercise of any Option and, therefore, also with respect to the Option Shares, while the above mentioned condition is still pending. With respect to any Loss that should result to be due by the Sellers to VP or the Company as consequence of any such claim under the SPA, a portion corresponding to 3% of such a Loss would automatically become due by Cap2 to the Buyer contingent upon the exercise of the Option by either Cap2 or VP, and the payment due for such portion of the Loss can be subtracted from the payment of the Purchase Price due by VP to Cap2 hereunder, (any balance to be paid in cash as provided under the SPA).

(b)	In addition and without prejudice to the representation and warranties made by Cap2 under the SPA and the Pledge Agreement and under Paragraph (a) above, Cap2 hereby further makes the following representations and give the following warranties to VP, each of which shall be true and correct as of, and as though made on, the date of this Agreement and the Closing of an Option Date:

(i)	Cap2 is a limited liability company, a duly organized, validly existing and in good standing under the laws of Italy and has and will have full power and authority to conduct its business as presently and as then conducted and to own its assets and properties as presently and as then owned.

(ii)	Cap2 is and will not be insolvent or subject to any bankruptcy, liquidation, composition with creditors or similar bankruptcy or bankruptcy-like proceedings. Cap2 is not and will not be subject to any court order which could affect or limit the execution, delivery and performance by it of this Agreement or the transfer of the Option Shares in accordance herewith.

(iii)	Cap2 is and will be at the Closing of an Option Date the absolute legal and beneficial owner of the Option Shares, which are and will be free from any security or other right of any third party (other than the pledge under the Pledge Agreement and save for what provided under this Agreement), and are and will not be subject to any attachment, foreclosure (pignoramento), seizure (sequestro) or to any other measure restraining the capacity to dispose of or benefit from the Option Shares or which may adversely affect the ability of VP to exercise the Option and become the unconditional owner thereof.

(c)	Cap2 shall fully indemnify VP or the Company for any breach of the above representations and warranties, on a Euro by Euro basis and for the entire duration of the relevant corresponding statute of limitation, if any.

(d)	It is further agreed that the Parties’ obligations to proceed with the Closing of the Option hereunder as consequence of the exercise of an Option shall in no manner be conditioned, refused, delayed or suspended as consequence of any dispute that may arise under the SPA and that the exercise of the Option and the enforcement of the parties’ rights to proceed with the Closing of the Option shall be considered as separate and stand alone obligations/rights independent from the SPA and from any event related to it.

5.	OTHER PROVISIONS REGARDING THE OPTION SHARES

5.1	Lock-up obligations

Without prejudice to the other provisions of this Agreement, during the term of 5 (five) years from the date hereof, Cap2 and Matteo Rigamonti shall not Transfer, or permit the Transfer, in any manner or for any cause whatsoever, the right of ownership (“proprietà”) or the bare ownership (“nuda proprietà”) over any interest in (including, therefore, any option right to subscribe for new shares), respectively, (a) the Option Shares and (b) the shares in Cap2 owned by Matteo Rigamonti.

Any breach of this Section 5.1 shall trigger (x) the automatic loss of any right of Cap2 to exercise any Put Option and (y) the right (but not the obligation) for VP to request Matteo Rigamonti to immediately resign from the Board of Directors, if still in office, and/or exercise the Call Option at any time, starting immediately from the moment VP becomes aware of the breach, i.e., also before the Call Option Period, through the sending of the relevant Notice of Exercise. In such case, the Purchase Price will be calculated based on the Annual Financial Statements and the relevant Reported Ebitda and Net Financial Position of the Fiscal Year immediately before the year when the Call Option is so exercised (as determined pursuant to section 3.7 above), it being further agreed that, (i) should the Annual Financial Statements for such prior year not yet be approved or should the Reported Ebitda and the Net Financial Position related to such Annual Financial Statements not yet be finally determined between the Parties pursuant to section 3.7 above, the Closing of the Option Date shall automatically be considered to be 10 Business Days from the relevant Purchase Price Determination Date, and (ii) in any event, should the Option be exercised at any time before the end of 2015 Fiscal Year, the Purchase Price shall be equal to the Purchase Price Under the SPA.

5.2	Pre-emption Right

The Parties agree that the by-laws adopted by the Company at Closing include a pre-emption clause which has been inserted exclusively in the interest of VP and as a protection for VP against possible Transfers of the Option Shares to unapproved third parties. Cap2 hereby agrees and accepts that, should VP so decide in the future, the clause can be removed from the by-laws, also without the agreement of Cap2 in this respect and that Cap2 shall have no right to withdraw from the Company as effect of such a resolution. It is also further understood that in case of any inconsistency between the provisions of the Company’s by-laws and the provisions of this Agreement, the latter shall prevail.

5.3	Put and Call Options triggered by specific events

The parties agree on the following:

(a)	should VP, at any moment during the term of 5 years from the date hereof, enter into a Significant Transaction, Cap2 and VP shall have the right to exercise, respectively, the Put and the Call Option over the Option Shares, in accordance with the following provisions:

(i)	VP shall notify Cap2 of the existence of such Significant Transaction within [20 (twenty)] Business Days from the Significant Transaction Date, by sending a Significant Transaction Notice within the same term;

(ii)	VP and Cap2 shall have the right to exercise, respectively, the Call Option and the Put Option by sending to the other Party a Notice of Exercise during the period between the date VP has sent the Significant Transaction Notice to Cap2 in accordance with (a) above and 20 (twenty) Business Days from the date of receipt by Cap2 of such Significant Transaction Notice;

(iii)	in either case, the relevant Purchase Price shall the higher of:

(x)	the purchase price of the Company offered by the third party, attributable to the percentage of the corporate capital of the Company represented by the Option Share; and

(y)	the Purchase Price derived from the Reported Ebitda and the Net Financial Position of the relevant Annual Financial Statements of the Fiscal Year immediately prior to the year when the Option is so exercised, it being further understood that, should the relevant Annual Financial Statements not yet been approved or should the Reported Ebitda and the Net Financial Position related to such Annual Financial Statements of such prior year not yet been finally determined between the Parties pursuant to section 3.7 above, the Closing of the Option Date shall automatically be considered to fall on the 10th Business Day after the relevant Purchase Price Determination Date;

(b)	should the Company, at any moment during the term of 5 years from the date hereof, resolve upon any capital increase (other than (a) capital increases required under mandatory provisions of law in case of the Company’s losses, in order to reconstitute the Company’s capital and maintain it up to the minimum level provided by the law or (b) capital increases contemplated by any Significant Transaction) which, if not subscribed by Cap2, would determine a dilution of its participation in the Company, Cap 2, as an alternative to its right to subscribe for its portion of such capital increase in accordance with applicable laws (or should such right of Cap2 to subscribe be excluded for any reason), shall have the right to exercise the Put Option in accordance with the following provisions:

(i)	The Put Option shall be exercised during the period of 20 (twenty) Business Days from the date of registration of the relevant resolution of the capital increase in the Companies’ Register, by sending to VP a Notice of Exercise within such term (it being understood that VP shall cause the Company not to set the term for the subscription of the capital increase prior to the expiration of such term);

(ii)	in such case, should the Option be exercised, the Purchase Price will be calculated based on the Annual Financial Statements and the relevant Reported Ebitda and Net Financial Position of the Fiscal Year immediately before the year when the relevant shareholders’ resolution resolving upon such capital increase has been adopted (as determined pursuant to section 3.7 above), it being further agreed that:

(a)	unless the capital increase is required under mandatory provisions of law in case of the Company’s losses, in order to reconstitute the Company’s capital from the minimum required by the law up to the current level of € 1 million of nominal value, the Purchase Price shall be determined according to the following formula:

[(Reported Ebitda x 10) - Net Financial Position] x Participation Percentage

it being understood that the Participation Percentage shall in any event be equal to the percentage of the corporate capital of the Company represented by the Option Shares prior to the execution of the capital increase (and therefore without giving effect to any possible dilution deriving therefrom); and

(b)	should the Annual Financial Statements for such prior year not yet be approved, or should the Reported Ebitda and the Net Financial Position related to such Annual Financial Statements not yet been finally determined between the Parties pursuant to section 3.7 above, the Closing of the Option Date shall automatically be postponed to the 10th Business Day following the Purchase Price Determination Date.

5.4	Exemptions

Neither the lock-up obligations under section 5.1 above, nor the Pre-emption Right under section 5.2 shall apply:

(a)	to any Transfer of the Option Shares by Cap2 to VP or to VP’s Affiliates or Related Parties or as consequence of the exercise of an Option;

(b)	to any Transfer of Option Shares that has been authorized beforehand in writing by VP (in its sole discretion), provided that the prior authorization of a Transfer as exception of Cap2’s lock-up obligations under section 5.1 above shall not constitute a waiver of the Pre-emption Right and that the authorized third party shall have to adhere to this Agreement so as to be bound by the terms of this Agreement applicable to Cap2 (which shall remain jointly liable with such authorized third party for the relevant compliance).

(c)	to any Transfer of the Option Shares or of the shares held by Matteo Rigamonti in Cap2, to the extent (i) such Transfer is made in favor of a nominee (intestazione fiduciaria) or a trustee for which Mr. Matteo Rigamonti, his spouse or his relatives within the second degree are the sole beneficiaries; and (ii) the assignee has signed and delivered to VP a copy of this Agreement for adherence, it being understood that, in such case, Matteo Rigamonti and Cap2 shall remain jointly liable with such assignee.

5.5	Company’s Board of Directors

The Parties agree that the Company shall be managed by a board of directors composed of as many directors as those resolved at any time upon the shareholders’ meeting at its full discretion, provided that:

(a)	Vistaprint shall cause the general meeting of the Company to appoint Matteo Rigamonti as member of the Board of Directors (“Cap2 Director”) of the Company and to keep the office for a period starting from the date hereof until the approval of the Financial Statements for the Fiscal Year 2015 (or until the date of exercise of an Option, if earlier), without any operational functions, therefore without (i) any compensation or (ii) any delegation of any powers, unless otherwise decided by the Board of Directors, on a case-by-case basis and at its full discretion (in which case the Board shall also be entitled to revoke such delegation at any time and at its full discretion) and with no right to be re-appointed unless otherwise decided by VP in its own discretion;

(b)	should an Option be exercised hereunder before the expiration of the term indicated in (a) above, Matteo Rigamonti shall resign from the office effective as of the Closing of the Option Date, in accordance with section 4.3 (b) (i) above;

(c)	all other directors, irrespective of the relevant number and duration of the Board, shall be appointed by VP.

6.	OTHER OBLIGATIONS OF THE PARTIES PENDING THE RIGHT FOR THE EXERCISE OF THE OPTIONS

6.1	Pledge over the Option Shares

The Parties acknowledge that, under the SPA, Cap2 has undertaken the obligation to pledge the Option Shares in favor of VP as security for its obligations under the SPA, through execution and implementation of the Pledge Agreement attached hereto as Exhibit 6.1. The Parties agree that, should Cap2 breach its obligation to pledge the Shares under the Pledge Agreement as provided thereunder and within the term therein indicated (“Pledge Due Date”), Cap2 shall lose all its rights to exercise any Put Option hereunder and VP shall be entitled (but not obliged) to exercise the Call Option within 20 (twenty) Business Days from the Pledge Due Date, for a Purchase Price equal to the Purchase Price Under the SPA and shall deposit the amount so payable into an escrow account with the same Escrow Agent and at the same terms as those of the Escrow Agreement with Alcedo under the SPA (except that costs shall be for Cap2), provided that Cap2 shall cause the Escrow Agent to accept such escrow at such same terms (except for the provision relating to interest rates and costs)(otherwise being the Buyer entitled to hold off the payment of the such Purchase Price as security for the indemnification obligations under the SPA, for 18 months from the date hereof).

It is hereby understood and agreed that the indemnification rights of VP under the SPA and its security rights provided under the Pledge Agreement shall in no manner be limited or restricted by this Agreement or any of its provisions.

In particular the Parties agree that, should the Option Shares still be subject to pledge under the Pledge Agreement during any Option Period, as a consequence of VP having raised a claim for indemnification under the SPA, either Party shall still have right to exercise the Option in accordance with this Agreement provided that, in such case, a portion of the Purchase Price corresponding to such indemnification claim shall be withheld by VP at Closing of the Option until such indemnification claim is finally settled as provided under the SPA and the relevant Loss (as defined in the SPA) which is subject matter of such indemnification claim becomes due under a final (judicial or arbitral) decision of last resort, in which case, then:

(i)	any amount that would so result to be due to VP, shall be kept by VP and the relevant portion of the Purchase Price corresponding to such amount shall be considered as having been paid in satisfaction thereof (as per “compensazione”); and

(i)	the remaining amount after such deduction shall be promptly paid by VP to Cap2, as the remaining portion of the Purchase Price.

7.	DURATION

All the provisions of this Agreement shall have duration according to their respective terms.

In particular, the undertakings of Cap2 under section 4.5 are to be considered as independent and autonomous obligations with respect to the Transfer of the Option Shares and as such the VP’s rights under such section 4.5 shall not be subject to the statute of limitations and decadence set out in art. 1495 of the Code.

8.	NON-COMPETITION

Matteo Rigamonti and Cap2 hereby covenant and agree that, during the period when Matteo Rigamonti is director of the Company, and until 1 (one) year after he ceases to be director of the Company, they shall not:

(a)	directly or indirectly, engage in or carry on any business in the field of digital, offset or large format printing, in any of the countries in which the Business is carried out by the Company, or will be carried out at the date in which Matteo Rigamonti ceases his office as director;

(b)	directly or indirectly, carry out any collaboration, by virtue of an employment relationship or consulting relationship or through any other title or position including without limitations, as a director, on a full-time basis or on a part-time basis, in favour of companies operating in a business competing with the Business;

(c)	have any direct or indirect interest in any firm, partnership, joint venture, corporation or unincorporated association (whether as lender or investor owning either unlisted or untraded securities) which engages in or carries on any business competing with the Business (except for any interest held directly or indirectly in listed companies engaged in the Business not exceeding 5% of their share capital).

For sake of clarification, the Parties hereby agree that the business of 3D printing (additive manufacturing) is expressly excluded from the ones covered by the non-competition covenant pursuant to this paragraph.

Cap2 and Matteo Rigamonti acknowledge that the provisions of this section 8 are directly related to the Option over the Option Shares herein contemplated, reasonable and necessary to protect the legitimate interests of VP and the Purchase Price to be paid by VP hereunder in case of exercise of the Option. However, if any of the provisions of this section 8 shall ever be held to exceed the limitations in duration, geographical area or scope or other limitations imposed by applicable law, they shall not be nullified but the Parties shall be deemed to have agreed to such provisions as conform with the maximum permitted by applicable law, and any provision of this section 8 exceeding such limitations shall be automatically amended accordingly.

9.	MISCELLANEOUS PROVISIONS

9.1	Confidential Information

Cap2 and Matteo Rigamonti hereby agree that, without VP’s prior written consent, from the date hereof to the 2nd anniversary of the Closing of the Option Date, they shall keep, and shall cause the respective directors, employees and consultants to keep, secret and confidential all information in their respective possession relating to the Company, with the exception of information that: (a) is, or subsequently becomes, available to the public, or is otherwise disclosed to third parties, through no fault of Cap2 or Matteo Rigamonti or Cap2’s directors or employees, (b) is independently developed by Cap2 or Matteo Rigamonti, or (c) must be released or disclosed pursuant to the provisions or requirements of any provisions of law enacted or rule issued by any competent authority or other regulatory or stock exchange authority having jurisdiction on Cap2 or Matteo Rigamonti.

9.2	Announcements

Except as otherwise required under any applicable provisions of law or rule issued by a competent authority or other regulatory or stock exchange authority (including, the U.S. Securities and

Exchange Commission or the Nasdaq Stock Market) having jurisdiction on VP or its Affiliates, no publicity, release or announcement concerning the execution or delivery of this Agreement, any of the provisions contained herein or the transactions contemplated hereby will be issued without the prior written consent and approval, as to both form and content, of the other Party, provided that such consent or approval shall not be unreasonably withheld or delayed.

9.3	Changes in Writing

This Agreement:

(a)	constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements relating to the same subject matter;

(b)	may not be waived, changed, modified or discharged orally, but only by an agreement in writing signed by the Party against whom enforcement of any such waiver, change, modification or discharge is sought.

9.4	No Assignment

This Agreement and all of the terms and conditions hereof shall be binding upon, and inure to the benefit of, each of the Parties hereto and their respective successors. Neither Party may assign any of its rights, interests or obligations hereunder without the prior written consent of the other Party, which will not be unreasonably withheld, except that VP shall be entitled to assign all its rights and obligations hereunder to any Affiliate, provided that, in such case, VP shall remain jointly liable with such Affiliate for any obligations vis-à-vis Cap2 hereunder.

9.5	Notices

Any communication or notice required or permitted to be given under this Agreement shall be made in writing by registered mail with return receipt or by facsimile confirmed by the transmission report or by internationally recognized courier (return receipt requested) (and shall be deemed to have been duly and validly given upon the signing of the return receipt by the recipient or upon the date of the fax transmission report), addressed as follows:

(a)	if to VP, to:

Vistaprint Italy S.r.l.

to the attention of: Ernst Teunissen

Piazza Filippo Meda 3

20121, Milan

Email: eteunissen@vistaprint.com

With copy to, which shall not constitute notice

Studio Professionale Associato a Baker&McKenzie

To the attention of Alberto Semeria

Piazza Filippo Meda 3

20121, Milan

Telefax: +39 02 76231622

alberto.semeria@bakermckenzie.com

(b)	if to Cap2 and Matteo Rigamonti:

BCB Barea Canal Bares Professionisti Associati

Via Zandonai, 10 30174 Mestre (Ve)

Fax +39 041 5028460

To the attention of: Alessandro Bares

Email: segreteria@studiobcb.it

With copy, which shall not constitute notice, to

Bonelli Erede Pappalardo

Via Barozzi 1

20122 Milan

Telefax: +39 02 77113260

To the attention of: Eliana Catalano

Email: eliana.catalano@beplex.com

or at such other address as any Party may hereafter furnish to the other by written notice, as provided herein.

9.6	Taxes and Other Expenses

Any cost, tax, duty or charge arising in connection with the transactions contemplated by this Agreement, shall be borne and paid as follows:

(a)	any income tax or capital gain due as a consequence of the sale and purchase of the Option Shares shall be borne and paid for by Cap2;

(b)	Cap2 shall pay its own fees, expenses and disbursements incurred in connection with the negotiation, preparation and implementation of this Agreement (including and any fees and disbursements owing to its auditors, advisors and legal counsel);

(c)	VP shall pay its own fees, expenses and disbursements incurred in connection with the negotiation, preparation and implementation of this Agreement and any fees and disbursements owing to its auditors, advisors and legal counsel;

(d)	all costs and expenses (including notarial fees), transfer and registration taxes, duties or charges (including and taxes due according to Article 1, paragraph 491 and subsequent of Law no. 228/2012 (“tobin tax”)) for the sale and purchase of the Option Shares shall be borne by VP;

(e)	for the avoidance of doubt, any and all costs and expenses relating to the auditing of the Annual Financial Statements shall be borne by the Company.

9.7	Severability

If any of the provisions of this Agreement is or becomes invalid, illegal or unenforceable under the applicable provisions of law, the validity, legality or enforceability of the remaining provisions of this Agreement shall not be affected or impaired. The Parties shall nevertheless negotiate in good faith in order to agree on the terms of mutually satisfactory provisions achieving, as closely as possible, the same commercial effect, to be substituted for the provisions found to be void or unenforceable.

9.8	Joint liability

The Parties hereby agree that VPNV shall be jointly and severally liable (“resposnabilità solidale”) with VP for all the obligations of the latter hereunder.

9.9	Further Assurances

The Parties covenant and agree that they will, at the request and expense of any requesting Party, execute and deliver such documents and do all such other acts and things as the requesting Party, acting reasonably, may from time to time request to be executed or done in order to better evidence or perfect or effectuate any provision of this Agreement or of any agreement or other document to be executed pursuant to this Agreement.

9.10	Payments

Unless otherwise provided for in this Agreement, any payment due by a Party to the other Party, according to the provisions of this Agreement shall be made on the due date thereof, with value on such date, in immediately available funds by wire transfer to the bank account designated by the payee at least 3 (three) Business Days prior to the date on which the payment is due.

9.11	Interpretative Matters

For the purposes of this Agreement the following rules of interpretation shall apply.

(a)	Gender and Number. Any reference in this Agreement to gender shall include all genders, and terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

(b)	Headings. The division of this Agreement into Articles, sections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not be utilized in construing or interpreting this Agreement.

(c)	Paragraph/Section/Exhibit/Article. All references in this Agreement to any “paragraph”, “section”, “Exhibit” and/or “article” are to the corresponding paragraph, section, Exhibit and/or article, respectively, of this Agreement.

(d)	Herein and similar. Words such as “herein”, “hereinafter”, “hereof” and “hereunder” refer to this Agreement as a whole and not to any particular provision hereof.

(e)	Exhibits. The Exhibits attached to this Agreement shall be construed with, and as an integral part of, this Agreement.

(f)	Including. Words such as “including” or “included” shall be deemed to have been followed by the expression “without limitation”.

9.12	Survival

The provisions included in sections 4.3, 8, 9.1, 9.2, 9.4, 9.6 and, in general, all other clauses of this Agreement providing for any obligation of the Parties to be performed after the Closing of the Option Date shall remain in full force and effect after (and notwithstanding the occurrence of) the Closing of the Option, without the need for any of the Parties to reiterate or otherwise confirm their commitment with respect thereto.

10.	APPLICABLE LAW

This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of Italy.

11.	ARBITRATION

Any dispute arising out of or related to this Agreement shall be finally settled by arbitration under the Rules of the Milan Chamber of Arbitration, by three arbitrators appointed in accordance with such Rules. The arbitration shall take place in Milan.

The arbitration shall be in accordance with the rules of the Italian code of civil procedure (‘rituale’) and in accordance with the Italian law (‘secondo diritto’). The language of the arbitration shall be Italian (although documents must also be submitted in English).

Without prejudice to the above, in respect of any dispute arising out of or related to this Agreement that, according to the provision of the applicable law, cannot be deferred to arbitration, the Court of Treviso shall have the exclusive jurisdiction.

EXHIBIT A

New By-laws of the Company

STATUTO

Articolo 1 – Denominazione sociale

1.1	È costituita una società per azioni denominata Pixartprinting S.p.A. (la “Società”).

Articolo 2 – Sede

2.1	La Società ha sede legale nel comune di Quarto d’Altino (VE) all’indirizzo che sarà comunicato dall’organo amministrativo al Registro delle Imprese di competenza.

2.2	L’organo amministrativo ha facoltà di istituire e di sopprimere ovunque unità locali operative (ad esempio, succursali, filiali o uffici amministrativi senza stabile rappresentanza) ovvero di trasferire la sede legale nell’ambito del Comune sopra indicato.

Articolo 3 – Durata

3.1	La durata della Società è stabilita fino al 31 dicembre 2050 salvo proroghe o anticipato scioglimento.

Articolo 4 – Domicilio degli azionisti

4.1	II domicilio degli azionisti (per tale intendendosi anche il numero di fax e l’indirizzo di posta elettronica), per qualsiasi rapporto con la società è quello risultante dal libro soci. E’ onere dell’azionista comunicare il cambiamento del proprio domicilio.

4.2	Salvo il caso in cui il presente Statuto richieda uno specifico mezzo di comunicazione, le comunicazioni ai soci di qualsiasi tipo sono effettuate con i seguenti mezzi:

(a)	lettera raccomandata o telegramma inviati all’indirizzo risultante dal libro soci;

(b)	fax o messaggio di posta elettronica inviati agli azionisti al numero di fax o all’indirizzo di posta elettronica indicati dagli azionisti alla Società;

(c)	lettera raccomandata consegnata a mani.

4.3	Resta fermo che quelli tra gli azionisti che non intendono indicare un’utenza fax, o un indirizzo di posta elettronica, o revocano l’indicazione effettuata in precedenza, hanno diritto di ricevere la comunicazione a mezzo raccomandata A.R., telegramma o raccomandata a mani.

4.4	Tutte le comunicazioni per le quali non vi sia prova di ricezione da parte del destinatario, si considerano validamente effettuate ove il destinatario stesso dia atto di averle effettivamente ricevute.

Articolo 5 – Oggetto sociale

5.1	La società ha per oggetto sociale lo svolgimento, in Italia e all’estero, delle seguenti attività, da svolgersi direttamente o per il tramite di partecipazioni in società, enti, consorzi o altre entità dalla stessa partecipate:

(a)	l’attività di stampa digitale e con qualsiasi altra tecnologia e forma;

(b)	la realizzazione di espositori, imballi e prodotti per il packaging ed il marketing;

(c)	l’elaborazione di dati per conto terzi e l’esplicazione di servizi amministrativi, commerciali e contabili nel rispetto delle norme di legge in materia.

5.2	La Società, in via non prevalente e del tutto accessoria e strumentale, per il raggiungimento dell’oggetto sociale potrà effettuare tutte le operazioni commerciali, industriali, e immobiliari, nonché, con espressa esclusione di qualsiasi attività svolta nei confronti del pubblico, effettuare operazioni finanziarie e mobiliari, concedere prestazioni di garanzia (fidejussioni, avalli, ipoteche, pegni e simili) a favore di soci e di terzi, nonché assumere, sia direttamente che indirettamente interessenze e partecipazioni in società, imprese, consorzi, associazioni e comunque in altri soggetti giuridici aventi oggetto e/o finalità eguali, simili, complementari, accessorie, strumentali o affini ai propri, nonché costituire e/o liquidare Ì soggetti predetti. 3.3 La società potrà ottenere prestiti dai soci sia fruttiferi che infruttiferi di interessi e ciò secondo quanto consentito dalla normativa vigente. Resta esclusa qualsiasi forma di sollecitazione del pubblico risparmio.

Articolo 6 – Capitale sociale

6.1	Il capitale è di Euro 1.000.000,00 (un milione/00) suddiviso in n. 1.000.000 di azioni del valore nominale di Euro 1 (uno/00) cadauna.

6.2	Il capitale sociale può essere aumentato anche con conferimenti in natura e di crediti..

Articolo 7- Disciplina delle azioni

7.1	Le Azioni sono nominative. Ciascuna dà diritto ad un voto.

7.2	Ogni azione è indivisibile. Il suo possesso implica adesione incondizionata al presente statuto.

Articolo 8 – Diritto di prelazione

8.1	Ai fini del presente art. 8, per:

(A)	“Azioni” si intendono le azioni, di qualsiasi categoria, nel capitale della Società;

(B)	“Partecipazioni” si intendono (i) le Azioni, (ii) qualsiasi diritto reale o personale, anche di garanzia, relativo alle Azioni (inclusi usufrutto e pegno), (iii) i diritti di opzione o sottoscrizione relativi alle Azioni (iv) ogni strumento di partecipazione nel capitale sociale della Società diverso dalle Azioni, (v) ogni altro titolo o diritto relativo all’acquisizione o alla sottoscrizione di Azioni o di diritti relativi ad Azioni o di strumenti di partecipazione nel capitale della Società;

(C)	“Trasferimento” e “Trasferire” e i termini derivati si intendono comprensivi di qualsiasi negozio inter vivos, sia a titolo oneroso sia a titolo gratuito ed in qualsiasi forma ed in qualsiasi modo effettuato (ivi inclusi, senza limitazione, la vendita, donazione, permuta, conferimento in società, fusione, scissione o assegnazione nell’ambito di liquidazione della Società) e/o fatto in forza del quale si consegua, direttamente o indirettamente, il risultato del trasferimento (anche a temporaneo, a termine o fiduciario) o dell’impegno al trasferimento, di diritti sulle Partecipazioni.

8.2	In caso di Trasferimento di Partecipazioni da parte di un azionista a terzi diversi dagli altri soci della stessa, è riservato agli altri azionisti il diritto di prelazione in conformità alle disposizioni che seguono (“Diritto di Prelazione”):

(A)	qualora un azionista intenda Trasferire a terzi (“Azionista Cedente”), in tutto o in parte, le proprie Partecipazioni, l’Azionista dovrà darne comunicazione, mediante lettera raccomandata con avviso di ricevimento, agli altri Azionisti, che dovrà contenere informazioni in merito all’identità del potenziale cessionario (“Potenziale Cessionario”), l’ammontare delle Partecipazioni oggetto di potenziale Trasferimento e il relativo corrispettivo, nonché ogni altro termine e condizione applicabile a tale Trasferimento concordato con il Potenziale Cessionario (“Offerta”);

(B)	ciascun azionista che voglia esercitare il proprio Diritto di Prelazione dovrà, entro 30 (trenta) giorni dalla data di ricevimento dell’Offerta (“Termine di Prelazione”), inviare una comunicazione scritta, mediante lettera raccomandata con avviso di ricevimento all’Azionista Cedente e, in copia, agli altri azionisti, al fine di manifestare la propria volontà di esercitare la prelazione per le Partecipazioni offerte alle medesime condizioni indicate nell’Offerta (“Comunicazione di Esercizio”), a condizione che il Diritto di Prelazione sia esercitato da ciascun azionista per tutte (e non meno di tutte) le Partecipazioni offerte dall’Azionista Cedente;

(C)	nel caso in cui ciascun azionista abbia esercitato il Diritto di Prelazione ai sensi del presente articolo 8.2, la vendita delle Partecipazioni per le quali sia stato esercitato il Diritto di Prelazione dovrà essere perfezionata entro e non oltre 25 (venticinque) giorni dal ricevimento della Comunicazione di Esercizio;

(D)	qualora gli altri azionisti non esercitino il Diritto di Prelazione ai sensi del presente articolo 8.2, le Partecipazioni dell’Azionista Cedente potranno essere liberamente trasferite al Potenziale Cessionario, purché tale Trasferimento avvenga entro 30 (trenta) giorni dalla scadenza del Termine di Prelazione e ai medesimi termini e condizioni indicate dall’Azionista Cedente nell’Offerta. Qualora tale Trasferimento (intendendosi per tale la stipula di un contratto di compravendita vincolante avente ad oggetto il Trasferimento delle Partecipazioni interessate) non avvenga entro 30 (trenta) giorni dal Termine di Prelazione, le Partecipazioni dell’Azionista Cedente saranno nuovamente soggette al Diritto di Prelazione;

(E)	nel caso in cui (i) il corrispettivo per il Trasferimento delle Partecipazioni oggetto del Diritto di Prelazione non sia costituito integralmente da denaro (ivi incluso – a mero titolo esemplificativo e non tassativo – nel caso di permute, conferimento in natura, fusione, scissione, trasferimento, conferimento o affitto di azienda o ramo di azienda) ovvero (ii) tale Trasferimento avvenga gratuitamente o senza alcun corrispettivo, ovvero (iii) tale Trasferimento consegua alla fusione o scissione (anche parziale) in altra società dell’Azionista Cedente (ove tale azionista sia una persona giuridica), ovvero all’intervenuto scioglimento di quest’ultimo, mediante cessione o assegnazione dei beni dello stesso socio ad altro soggetto, l’Azionista Cedente dovrà indicare nell’Offerta l’equivalente valore in denaro del corrispettivo attribuibile alle Partecipazioni Trasferende ovvero, nel caso sub (iii) della lettera (E) del presente art. 8.2, il valore in denaro delle Partecipazioni Trasferende per le quali il Diritto di Prelazione potrà essere esercitato. In mancanza dell’indicazione di tale valore, l’Offerta sarà considerata priva di effetti e come non effettuata.

Ove un azionista non sia d’accordo sul valore in denaro indicato dall’Azionista Cedente nei casi sub (i), (ii) e (iii) della lettera (E) del presente art. 8.2, tale azionista dovrà comunicare il suo disaccordo a pena di decadenza – entro e non oltre 30 (trenta) giorni dalla data di ricezione dell’Offerta – mediante lettera raccomandata con avviso di ricevimento (“Comunicazione di Disaccordo”) all’Azionista Cedente e, in copia, agli altri azionisti. In difetto di accordo tra le parti su tale valore entro i 10 (dieci) giorni successivi alla ricezione della Comunicazione di Disaccordo, il valore in denaro sarà determinato in modo definitivo e vincolante da un esperto (“Esperto”) ai sensi dell’art. 1349, primo comma, Cod. Civ.. L’Esperto dovrà comunicare per iscritto a tutti i soci la sua determinazione entro 30 (trenta) giorni dal ricevimento dell’incarico a mezzo di raccomandata con avviso di ricevimento.

(F)

Ove si applichi la suddetta procedura, il Termine di Prelazione resterà sospeso dal momento di invio della Comunicazione di Disaccordo fino al momento della notifica da parte dell’Esperto della propria determinazione. I costi e le spese dell’Esperto saranno suddivisi in maniera paritetica tra l’azionista dissenziente e l’Azionista Cedente. L’Esperto procederà a determinare con equo apprezzamento, ai sensi dell’art. 1349, primo comma, Cod. Civ., il valore in denaro del corrispettivo attribuibile alle Partecipazioni oggetto di Trasferimento al Potenziale Cessionario nei casi sub (i) o (ii) ovvero delle medesime Partecipazioni nel caso sub (iii) della lettera (E) del presente art. 8.2. La determinazione dell’Esperto sarà definitiva e vincolante per i soci interessanti, fatto salvo quanto previsto dall’art. 1349, primo comma, Cod. Civ..

(G)	Ottenuta la determinazione del prezzo da parte dell’Esperto, il Termine di Prelazione comincerà di nuovo a decorrere e ad ogni modo, nel caso in cui il Trasferimento sia effettuato come risultato dell’esercizio del Diritto di Prelazione, dovrà essere effettuato al prezzo più basso tra quello determinato dall’Esperto e il corrispettivo indicato nell’Offerta.

8.3	Il presente Articolo 8 non troverà applicazione nelle ipotesi di Trasferimento da parte degli Azionisti in favore di società proprie affiliate, intendendosi per affiliate le persone giuridiche che, direttamente o indirettamente, esercitino un controllo sugli stessi o siano soggette a controllo dagli stessi ai sensi dell’art. 2359 del codice civile.

Articolo 9 – Obbligazioni

9.1	Salvo il caso di obbligazioni convertibili per le quali è competente l’assemblea straordinaria dei soci, la Società può emettere obbligazioni con deliberazione del consiglio di amministrazione, a norma dell’art. 2410 Cod. Civ. e nei limiti previsti dall’art. 2412 Cod. Civ. La deliberazione del consiglio di amministrazione dovrà risultare da verbale redatto da notaio.

Articolo 10 – Assemblea

10.1	L’assemblea è ordinaria e straordinaria ai sensi di legge e del presente statuto e rappresenta l’universalità dei soci e le sue deliberazioni, prese in conformità alla legge ed al presente statuto, obbligano tutti i soci ancorché non intervenuti o dissenzienti.

10.2	Ogni socio ha diritto ad un voto per ogni azione di cui sia titolare.

10.3	Le assemblee ordinarie e straordinarie sono convocate anche in luogo diverso dalla sede sociale, purché in Italia, in altro stato membro dell’Unione Europea o negli Stati Uniti di America.

10.4	La convocazione è effettuata da uno degli amministratori, con lettera raccomandata inviata ai soci almeno otto giorni prima dell’adunanza, oppure mediante telefax o posta elettronica trasmessi almeno cinque giorni prima dell’adunanza, purché venga assicurata la prova dell’avvenuto ricevimento, almeno cinque giorni prima dell’adunanza.

10.5	Ai sensi dell’art. 2367 Cod. Civ., gli amministratori devono convocare senza ritardo l’assemblea quando ne è fatta domanda da tanti soci che rappresentino almeno il decimo (1/10) del capitale sociale. La convocazione su richiesta dei soci non è ammessa per argomenti sui quali l’assemblea delibera, a norma di legge, su proposta degli amministratori o sulla base di un progetto o di una relazione da essi predisposta.

10.6	Nell’avviso di convocazione dovranno essere indicati il giorno, il luogo, l’ora dell’adunanza e l’elenco delle materie da trattare. Nell’avviso di convocazione potrà essere prevista una data di seconda convocazione, in ogni caso da tenersi entro 30 (trenta) giorni dalla data fissata per la prima, per il caso in cui nell’adunanza prevista in prima convocazione l’assemblea non risultasse legalmente costituita.

10.7	Anche in mancanza di formale convocazione l’assemblea si reputa regolarmente costituita quando è rappresentato l’intero capitale sociale e partecipa all’assemblea, anche mediante mezzi di telecomunicazione, la maggioranza dei componenti del consiglio di amministrazione e del collegio sindacale. Tuttavia, in tale ipotesi ciascuno dei partecipanti può opporsi alla discussione degli argomenti sui quali non si ritenga sufficientemente informato.

Articolo 11 – Svolgimento dell’assemblea

11.1	L’assemblea è presieduta dal presidente del consiglio di amministrazione o, in caso di assenza, impedimento o rinuncia ovvero nei casi di cui all’art. 12 che segue, da altra persona designata dall’assemblea stessa a maggioranza dei presenti.

11.2	Possono intervenire all’assemblea i soci cui spetta il diritto di voto e che risultino regolarmente iscritti a libro soci. Ogni socio che abbia diritto di intervenire in assemblea, mediante apposita delega scritta da conservarsi agli atti della Società, potrà farsi rappresentare in assemblea da un altro azionista o anche da terzi, nel rispetto delle limitazioni di cui all’art. 2372 Cod. Civ

11.3	Spetta al presidente dell’assemblea verificare la regolarità della costituzione, accertare l’identità e la legittimazione dei presenti, constatare la regolarità delle deleghe e regolare lo svolgimento dell’assemblea accertando i risultati delle votazioni. E’ facoltà del presidente di proporre all’assemblea che sia ammessa in assemblea la presenza di soggetti esterni alla compagine azionaria ed al consiglio di amministrazione.

11.4	L’assemblea, su proposta del presidente, nomina un segretario, anche non socio, che ne redige il verbale, sottoscritto dallo stesso e dal presidente. Nei casi di legge, o quando è ritenuto opportuno dal presidente dell’assemblea, il verbale è redatto da un notaio.

11.5	L’assemblea della Società sia in prima che in seconda convocazione e sia in sede ordinaria che in sede straordinaria, è validamente costituita e delibera con le maggioranze previste dalla legge.

11.6	Le deliberazioni dell’assemblea devono constare da verbali sottoscritti dal presidente e dal segretario. Il verbale deve indicare la data dell’assemblea e, anche in allegato, l’identità dei partecipanti e il capitale rappresentato da ciascuno; deve altresì indicare le modalità e il risultato delle votazioni e deve consentire l’identificazione dei soci favorevoli, astenuti o dissenzienti. Nel verbale devono essere riassunte, su richiesta dei soci, le loro dichiarazioni pertinenti all’ordine del giorno. Il verbale dell’assemblea, anche se redatto per atto pubblico, dovrà essere trascritto, senza indugio, nel relativo libro sociale.

11.7	L’assemblea ordinaria deve essere convocata almeno una volta l’anno, entro 120 (centoventi) giorni dalla chiusura dell’esercizio sociale. Qualora la Società sia tenuta alla redazione del bilancio consolidato o quando lo richiedano particolari esigenze relative alla struttura ed all’oggetto della Società, l’assemblea può essere convocata entro 180 (centottanta) giorni dalla chiusura dell’esercizio sociale.

11.8	L’assemblea straordinaria delibera sulle modificazioni dello statuto, con il voto favorevole di più della metà del capitale sociale. In seconda convocazione l’assemblea straordinaria è regolarmente costituita col la partecipazione di oltre un terzo del capitale sociale e delibera con il voto favorevole di almeno i due terzi del capitale rappresentato in assemblea.

Articolo 12 – Assemblea mediante mezzi di teleconferenza

12.1	Le assemblee dei soci possono svolgersi anche per videoconferenza o audioconferenza, a condizione che tutti i partecipanti possano essere identificati e sia loro consentito di seguire la discussione e di intervenire simultaneamente alla trattazione degli argomenti discussi, nonché visionare i documenti in tempo reale. Verificandosi tali presupposti, l’assemblea si considera tenuta nel luogo in cui si trovano il presidente dell’adunanza ed il segretario dell’adunanza, onde consentire la stesura e la sottoscrizione del verbale sul relativo libro.

Articolo 13 – Consiglio di amministrazione

13.1	La Società è amministrata da un consiglio di amministrazione formato da un numero di componenti variabile da 3 (tre) a 7 (sette) secondo la determinazione dell’assemblea.

13.2	I componenti del consiglio di amministrazione possono essere anche non soci, durano in carica per un periodo massimo di 3 (tre) esercizi sociali, salvo diversa determinazione dell’assemblea all’atto di nomina, e scadono alla data dell’assemblea convocata per l’approvazione del bilancio relativo all’ultimo esercizio della loro carica e sono rieleggibili.

13.3	Il consiglio di amministrazione della Società, se non vi ha già provveduto l’assemblea all’atto di nomina, provvede, con le maggioranze di cui al successivo art. 15 ad eleggere tra i suoi membri un presidente ed eventualmente un vice-presidente che potrà sostituire il presidente in casi di assenza o impedimento.

13.4	La cessazione degli amministratori per scadenza del termine ha effetto dal momento in cui il nuovo organo amministrativo è stato ricostituito. Qualora per dimissioni o per altra causa venissero a mancare almeno 2 (due) consiglieri, l’intero consiglio di amministrazione si intenderà decaduto e dovrà essere convocata senza ritardo, e comunque entro 20 (venti) giorni, l’assemblea per la nomina del nuovo consiglio di amministrazione. Nelle more della convocazione dell’assemblea, il consiglio di amministrazione potrà porre in essere solo atti rientranti nell’ambito dell’ordinaria amministrazione della Società.

Articolo 14 – Quorum per le decisioni del consiglio di amministrazione

14.1	Il consiglio di amministrazione delibera con il voto favorevole della maggioranza assoluta degli amministratori in carica.

14.2	Le deliberazioni del consiglio di amministrazione devono risultare da verbali redatti, approvati e sottoscritti dal presidente della riunione e dal segretario, che vengono trascritti sul libro sociale prescritto dalla legge.

Articolo 15 – Riunioni del consiglio di amministrazione

15.1	Il consiglio di amministrazione si riunisce presso la sede della Società od altrove, anche all’estero, purché in uno stato membro dell’Unione Europea o negli Stati Uniti di America, su convocazione del presidente o, in caso di sua assenza o impedimento, dal vice-presidente o dall’amministratore delegato (se nominati), di propria iniziativa ovvero su richiesta di almeno un consigliere.

15.2	La convocazione si effettua mediante avviso scritto contenente l’indicazione del giorno, dell’ora e del luogo della riunione così come del relativo ordine del giorno, da inviarsi a ciascun amministratore e sindaco effettivo in carica almeno 5 (cinque) giorni prima di quello fissato per la riunione e, in caso di urgenza, almeno 48 (quarantotto) ore prima; la comunicazione può essere inviata mediante lettera raccomandata con avviso di ricevimento spedita all’indirizzo di ciascun dall’interessato, oppure con qualsiasi altro mezzo che garantisca la prova dell’avvenuto ricevimento.

15.3	Tuttavia, anche in mancanza di dette formalità, il consiglio potrà validamente deliberare qualora siano presenti tutti gli amministratori in carica ed i sindaci effettivi ne siano informati.

15.4	Le riunioni del consiglio di amministrazione sono presiedute dal presidente, ovvero, in caso di sua assenza o impedimento, dal vice-presidente o dall’amministratore delegato (se nominati), ovvero, in caso di assenza o impedimento di questi ultimi, nonché nei casi previsti dall’art. 17 che segue, dalla persona designata a maggioranza dagli intervenuti. Il segretario di ogni riunione, viene nominato, di volta in volta, a maggioranza dei presenti.

15.5	E’ facoltà del presidente di proporre al consiglio di amministrazione che sia ammessa alla riunione la presenza di soggetti esterni al consiglio stesso.

Articolo 16 – Riunioni del consiglio di amministrazione mediante mezzi di teleconferenza

16.1	Le riunioni del consiglio di amministrazione possono tenersi anche per videoconferenza o audioconferenza, a condizione che tutti i partecipanti possano essere identificati e sia loro consentito di seguire la discussione e di intervenire simultaneamente alla trattazione degli argomenti discussi, nonché visionare i documenti in tempo reale. Verificandosi tali presupposti, la riunione del consiglio si considererà tenuta nel luogo in cui si trova il presidente della riunione ed il segretario della riunione, onde consentire la stesura e la sottoscrizione del verbale sul relativo libro.

Articolo 17 – Compensi del consiglio di amministrazione

17.1	Il compenso spettante ai membri del consiglio di amministrazione, se del caso, è stabilito di volta in volta dall’assemblea dei soci che delibera in merito alla loro nomina..

17.2	L’eventuale remunerazione dei membri del consiglio di amministrazione investiti di particolari cariche, se del caso, è stabilita dal consiglio di amministrazione, sentito il parere del collegio sindacale.

Articolo 18 – Poteri del consiglio di amministrazione

18.1	Al consiglio di amministrazione spettano tutti i poteri per la gestione ordinaria e straordinaria della Società, con espressa facoltà di compiere tutti gli atti ritenuti opportuni per il raggiungimento dell’oggetto sociale, esclusi soltanto quelli che la legge ed il presente statuto sociale riservano all’assemblea. Il consiglio di amministrazione può, con l’esclusione dei poteri relativi alle materie non delegabili per disposizione di legge, delegare le proprie attribuzioni ad uno o più amministratori, i quali assumono la carica di amministratore delegato ai sensi del presente statuto, determinando contestualmente mansioni, poteri e attribuzioni. La carica di presidente è cumulabile con quella di amministratore delegato. I consiglieri cui siano state conferite deleghe curano che l’assetto organizzativo, amministrativo e contabile sia adeguato alla natura e alle dimensioni dell’impresa e, in particolare, curano l’osservanza e l’applicazione delle norme e dei regolamenti applicabili alla Società e riferiscono al consiglio di amministrazione ed al collegio sindacale—in maniera tempestiva e, comunque, con periodicità almeno trimestrale—sulle operazioni di maggior rilievo economico, finanziario e patrimoniale per la Società e le società controllate e sul generale andamento della gestione e sulla sua prevedibile evoluzione.

18.2	Il consiglio di amministrazione può nominare direttori generali e può nominare e revocare procuratori per singoli atti o categorie di atti determinandone mansioni, poteri, attribuzioni e compensi.

Articolo 19 – Rappresentanza legale

19.1	La rappresentanza della Società, nei confronti di terzi ed anche in giudizio, spetta, a seconda dei casi, al presidente del consiglio di amministrazione. Essa spetta anche agli amministratori delegati, ove nominati, nonché a ciascuno dei direttori e procuratori, se nominati, nei limiti dei poteri ad essi conferiti.

Articolo 20 – Collegio sindacale

20.1	Il controllo della Società ai sensi dell’art. 2403 Cod. Civ. è affidato ad un collegio sindacale è composto da tre sindaci effettivi e due supplenti, nominati ai sensi di legge, i quali durano in carica tre esercizi, sono rieleggibili e scadono alla data dell’assemblea convocata per l’approvazione del bilancio relativo al terzo esercizio della carica. L’assemblea che procede alla nomina designerà il presidente del collegio sindacale e fisserà la retribuzione dei sindaci. La cessazione dei sindaci per scadenza del termine ha effetto dal momento il cui il collegio sindacale è stato ricostituito. I sindaci sono rieleggibili.

20.2	I poteri ed i doveri del collegio sindacale sono determinati dalla legge. L’emolumento del collegio sindacale viene determinato dall’assemblea dei soci a norma di legge.

20.3	Le riunioni del Collegio Sindacale possono tenersi anche per videoconferenza o audio conferenza, a condizione che tutti i partecipanti possano essere identificati e sia loro consentito di seguire la discussione e di intervenire simultaneamente alla trattazione degli argomenti discussi, nonché visionare i documenti in tempo reale. Verificandosi questi requisiti, la riunione si considera tenuta nel luogo in cui si trova il presidente o, in sua assenza, il sindaco più anziano di età.

20.4	L’assemblea ordinaria può stabilire che la revisione legale dei conti venga affidata al collegio sindacale oppure ad un revisore legale o ad una società di revisione legale, in conformità alle applicabili disposizioni di legge. Nel caso in cui la revisione legale dei conti venga affidata al collegio sindacale, tutti i sindaci dovranno essere revisori legali iscritti nell’apposito registro. Qualora la Società sia tenuta alla redazione del bilancio consolidato e negli altri casi previsti dalla legge, la revisione legale dei conti deve essere attribuita ad un revisore legale dei conti o da una società di revisione legale. Le funzioni della società di revisione legale o del revisore legale dei conti sono determinati dalla legge.

Articolo 21 – Bilancio ed utili

21.1	L’esercizio sociale chiude al 30 (trenta) giugno di ogni anno. Alla fine di ogni esercizio l’organo amministrativo procede alla formazione del bilancio, completo del conto economico e della nota integrativa, nonché di tutti gli altri documenti e prospetti richiesti dalla legge.

21.2	L’utile netto risultante dal bilancio annuale è così ripartito:

(A)	almeno la ventesima parte alla riserva legale, fino a quando essa abbia raggiunto il quinto del capitale;

(B)	il residuo ai soci con delibera assembleare, in proporzione alle quote di capitale sociale rispettivamente possedute, salvo diversa deliberazione dell’assemblea in sede di approvazione del bilancio cui tali utili netti si riferiscono, che ne determina altresì le modalità di pagamento.

Articolo 22 – Foro competente

22.1	Qualsiasi controversia dovesse insorgere tra i soci ovvero tra i soci e la Società che abbia ad oggetto diritti disponibili relativi al rapporto sociale dovrà essere devoluta alla competenza esclusiva del Foro del luogo ove è posta la sede legale della Società.

22.2	Sono soggette alla disciplina sopra prevista anche le controversie promosse da amministratori, liquidatori e sindaci ovvero quelle promosse nei loro confronti, che abbiano a oggetto diritti disponibili relativi al rapporto sociale.

Articolo 23 – Rinvio alle norme applicabili

23.1	Per tutto quanto non espressamente previsto nel presente statuto si fa rinvio alla legge.

EXHIBIT B

Notice of Exercise

EXHIBIT C

Definition of Net Financial Position

The Net Financial Position of the Company shall be determined as the algebraic sum of the following items, as resulting from the relevant Financial Statements:

(i)	bonds and convertible bonds, listed respectively in article D), number 1) and number 2), of the balance sheet liabilities;

(ii)	short term and long term bank debts, listed in article D) number 4) of the balance sheet liabilities;

(iii)	finance leases, calculated in accordance with the principles from the International Accounting Standard – IFRS 17;

(iv)	bank overdrafts;

(v)	amounts related to discount on bills of exchange, sale of receivables and factoring connected to a financial advance in favor of the Company, unless the related effects or credits have been removed from the financial statements, (cessione pro soluto);

(vi)	fair value of derivative financial instruments with negative net exposure to the counterparty determined in accordance with the International Accounting Standards – IFRS 39, valued at the termination date thereof;

(vii)	shareholder loans or other financing provided by Vistaprint or any other entity belonging to the Vistaprint group;

(viii)	minus total cash and cash equivalents, listed in article IV) of the balance sheet assets;

(ix)	minus other short term financial assets, including without limitation, any advanced payments to suppliers, advance payments for capital expenditures and deposit made in connection with real estate lease agreements.

It is understood that, unless otherwise agreed in writing between the Parties:

•	the amount of any indebtedness (including any shareholder’s loan or financing provided by Vistaprint or any other entity belonging to the Vistaprint group) incurred by the Company in connection with the acquisitions of participations or other interests in other companies or in connection with, or as a consequence of, any other extraordinary transaction (e.g. merger) shall be excluded from the Net Financial Position; and

•	the EBITDA deriving from the above acquisitions of participations or other interests in other companies or in connection with, or as a consequence of, any other extraordinary transaction)shall not contribute to the EBITDA of the Company.

EXHIBIT D

Reported Ebitda definition

For the purpose of this document, “EBITDA” shall mean, the earnings before interest, taxes, depreciation, and amortization of the Company in such fiscal period as derived from the Company’s statutory annual report, including impact of IAS 17 for financial leases, starting with net earnings and calculated in accordance with the Accounting Principles, subject to the following adjustments:

Include:

•	an adjustment of Euro 195.000 to reflect EBITDA related to sales of goods invoiced in 2013 and shipped in 2014; (based on revenue of Euro 518,000 at 37,7% margin)

•	the personnel costs related to employees transferred from the Company to the Buyer in the amount set forth in the 2014 Budget (as defined in the SPA).

Exclude:

•	any gain (net of losses, if any) on the sale or other disposition of any assets relating to financial leases of any of the Company or the Company’s Subsidiary (as defined in the SPA) except for the first Euro 50,000;

•	any additional costs incurred by the Company in relation with the CEO Price (as defined in the SPA);

•	any compensation fees to the management or the directors which are incurred by the Company and are not in line with the 2014 Company Budget (as defined in the SPA); and

•	the management fee charged by the Buyer to the Company related to the continued cost of transferred employees provided that such fee is included in the above adjustments

•	any shareholders fee (both Sellers and/or Buyer)

•	unusual revenues not deriving from the core business operation and/or expenses or provisions not recurring in both prior two fiscal years, or related to circumstances not occurred in both prior two fiscal years.

EXHIBIT 6.1

Pledge Agreement

DEED OF PLEDGE OF SHARES

of PIXARTPRINTING S.p.A.

dated [—] 2014

between

CAP2 S.R.L.

as Pledgor

and

VISTAPRINT ITALY S.R.L.

as Secured Creditor

THIS DEED OF PLEDGE OF SHARES (this “Deed”) is made in Milan on [—] 2014 between:

(1)	CAP2 S.R.L., a company incorporated under the laws of Italy, having its registered office in Rome, at Via Aquilonia 4, Italy, registered with the Companies’ Register of Rome under number 03058310271 (the “Pledgor”); and

(2)	Vistaprint Italy s.r.l., a company incorporated under the laws of Italy, having its registered office in Milan, at Piazza Filippo Meda 3, Italy, registered with the Companies’ Register of Milan under number 08538700967, also in the interest of the Company and the Company Subsidiary (the “Secured Creditor”, which expression includes its successors and assigns in title).

BACKGROUND:

(A)	On [—] 2014, the Parties entered into a share purchase agreement (the “SPA”) pursuant to which the Secured Creditor acquired a participation corresponding to 97% of the outstanding corporate capital of Pixartprinting S.r.l., a company duly incorporated and existing under the laws of Italy, having its registered office and principal place of business in Quarto d’Altino (VE), at Via I Maggio s.n.c., registered with the Companies’ Register of Venezia under number 04061550274 (hereinafter referred to as the “Company”) as follows:

(i)	a participation corresponding to 72.75% of the corporate capital of the Company, from Alcedo SGR S.p.A., on behalf of the close-ended investment fund “Alcedo III”, a company incorporated under the laws of Italy, having its registered office in Treviso, at Vicolo XX Settembre 11, Italy, registered with the Companies’ Register of Treviso under number 03557340282 (“Alcedo”);

(ii)	a participation corresponding to 21.25% of the corporate capital of the Company from the Pledgor;

(iii)	a participation corresponding to 3% of the corporate capital of the Company from Alessandro Tenderini.

(B)	In accordance with the terms and conditions of the SPA, the Pledgor has retained a participation corresponding to 3% of the outstanding corporate capital of the Company and has assumed the obligation to pledge such participation in favour of the Secured Creditor as a security for the prompt fulfilment of the Secured Obligations (as below defined);

(C)	On [—] 2014, the Company has resolved to change its corporate form into a “società per azioni” and, as consequence thereof, the Company has issued in the name of Pledgor the certificate no. [—] for no. [—] shares, having each a nominal value of [—], representing in aggregate 3% of the outstanding corporate capital of the Company (“CAP2 Shares”);

(D)	The Pledgor intends to hereby pledge the CAP2 Shares in favour of the Secured Creditor in accordance with the terms and conditions of this Deed;

(E)	On [—] 2014, the Parties entered into a put and call option agreement (the “Put and Call Option Agreement”), pursuant to which the Pledgor has been granted with certain put option rights and the Secured Creditor has been granted with certain call option right with respect to the CAP2 Shares;

Now, therefore, in consideration of the above IT IS AGREED as follows.

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Deed:

“Additional Shares” means any New Shares.

“Administrative Rights” means the administrative rights (diritti amministrativi) referred to under article 2352, paragraph 6, of the Civil Code and relating to the CAP2 Shares.

“Business Day” has the meaning given to it in the SPA.

“Civil Code” the civil code of the Republic of Italy enacted by the Royal Decree No. 262 of 16 March 1942 (as amended).

“Company” means Pixartprinting S.p.A., a company duly incorporated and existing under the laws of Italy, having its registered office and principal place of business in in Quarto d’Altino (VE), at Via I Maggio s.n.c., with a corporate capital equal to Euro 1,000,000.00, fully paid-up, registered with the Companies’ Register of Venezia under number 04061550274.

“Company’s Subsidiary” means Pixartprinting s. à r.l., a company incorporated under the law of France, having its registered office in [—], corporate capital equal to Euro 30,000.00, registered in the trade register of [—] under number [—].

“Dividends” means any dividend, distribution or other proceeds (in cash or in kind) pertaining to the CAP2 Shares.

“Enforcement Event” means:

(a)	the circumstance that the Pledgor’s or Alcedo’s obligation under the SPA to indemnify (or make a payment to) the Buyer or the Company in relation to a Loss (as defined in the SPA) has been finally established in accordance with the SPA; or

(b)	in respect of the Secured Obligations referred to in paragraph (d) of the definition of the Secured Obligations, failure by the Pledgor to discharge any such Secured Obligations.

“Event of Default” means the failure or delay in the fulfilment by the Pledgor and/or Alcedo of the Secured Obligations.

“Indemnification Obligations” means all and any of the indemnification obligations assumed by the Pledgor and Alcedo (whether incurred solely or jointly and whether as principal or surety or in some other capacity) in favour of the Secured Creditor, the Company and the Company’s Subsidiary under article 12 (Indemnification) of the SPA, including those under article 4.2 and 7.5 of the SPA, which are joint and several obligations of Pledgor and Alcedo within the limits set forth in article 15.1.4 of the SPA.

“New Shares” has the meaning given to it in Clause 4.1 (New Shares) below.

“Parties” means the Secured Creditor and the Pledgor and any other person becoming a party to this Deed after the date hereof.

“Pledge” means the Security referred to in Clause 2 (Pledge) and any Security created pursuant to Clause 4 (Extension of the Pledge).

“Related Assets” means:

(a)	all securities, financial instruments (including, without limitation, warrants for the subscription or the purchase of any class (categoria) of shares of the Company, as well as any bond convertible into shares of the Company, whether issued by the Company or by any other member of the Company’s group) or negotiable instruments of any nature, distributed or to be distributed by the Company to the Pledgor, or subscribed for, or otherwise acquired by, the Pledgor, in relation to the CAP2 Shares;

(b)	any assets, securities or rights, of whatever nature, attributed to the Pledgor in relation to the CAP2 Shares following the winding-up (liquidazione) or transformation (trasformazione) of the Company, a reduction in the share capital of the Company (including, without limitation, any reduction following the withdrawal, in whole or in part, of the Pledgor or the demerger of the Company), the merger by incorporation of the Company into another entity or the merger by amalgamation of the Company with another entity; and

(c)	the consideration payable to the Pledgor following (i) any disposal pursuant to article 2352, paragraph 2 of the Civil Code of option rights (diritti di opzione) pertaining to the CAP2 Shares or (ii) any disposal pursuant to article 2352, paragraph 4 of the Civil Code of any CAP2 Shares which are not fully paid-up.

“Secured Obligations” means:

(a)	the exact and timely fulfilment of the Indemnification Obligations;

(b)	any delay interests, as well as any receivables for reimbursement of costs and expenses reasonably borne in relation to the collection of any amount due under the above obligations, including costs, fees and expenses (also legal and tax) borne by the Secured Creditor and/or the Company and/or the Company’s Subsidiary for the purposes of the enforcement of the Pledge;

(c)	the exact and timely fulfilment by the Pledgor of any other obligations undertaken pursuant to this Deed of Pledge;

(d)	the monetary obligations (obbligazioni pecuniarie) of the Pledgor towards the Secured Creditor and/or the Company and/or the Company’s Subsidiary resulting from claw-back (revoca) or ineffectiveness (inefficacia), pursuant to any applicable law, of any payment made by the Pledgor or any other person to discharge, in full or in part, any of the obligations referred to in paragraphs from (a) to (c) above, provided that, if one or more of the obligations described above is, for whatever reason, declared null, void or unenforceable, or if the Pledge cannot or can no longer, for whatever reason, secure one or more of such obligations, this shall not prejudice the validity and the enforceability of the Pledge, which shall continue to secure the full and timely performance of all other obligations referred to in this definition.

“Share Certificates” means the share certificates representing the CAP2 Shares.

“CAP2 Shares” means the no. [—] shares of common stock of the Company, corresponding to 3% of its corporate capital and all future shares (of any class) in the corporate capital of the Company which may be granted for any reason whatsoever to the Pledgor.

“Voting Rights” means the voting rights pertaining to the CAP2 Shares.

1.2	Construction

(a)	The provisions of article 2 (Interpretation) of the SPA apply to this Deed as if set out in full herein with all necessary changes (including that references to “this Agreement” are to be construed as references to this Deed).

(b)	For the purposes of article 2704 of the Civil Code and article 45 of the Bankruptcy Law a document will bear a “certified date” (data certa) if:

(i)	it is executed before a notary public as an atto pubblico or scrittura privata autenticata for the purposes of Italian law and, to the extent applicable, apostilled or legalised by the competent authorities;

(ii)	a copy of it is certified (copia conforme) by a notary public and, to the extent applicable, apostilled or legalised by the competent authorities.

2.	PLEDGE

(a)	The Pledgor hereby irrevocably pledges the CAP2 Shares in favour of the Secured Creditor as security for the full and timely payment of the Secured Obligations, for their entire value and without any requirement of prior enforcement on any third party guarantor (garante personale) or any other security provider (datore di garanzia reale).

(b)	The Pledge hereby granted shall be deemed automatically extended, without requirement of any deed or formality to this purpose, to:

(i)	all dividends, amounts and other rights or proceeds from time to time attached or to be attached to the CAP2 Shares;

(ii)	any option, conversion, exchange and other rights, whether contractual or of other kind, from time to time connected to the CAP2 Shares (hereinafter, the “Corporate Rights”).

3.	PERFECTION

(a)	Simultaneously with the execution hereof, the Pledgor shall:

(i)	endorse by way of security (girata in garanzia) the Share Certificates in favour of the Secured Creditor, substantially in the form set out in Part I (Form of endorsement of Share Certificates) of Schedule 3 (Forms) and deliver those Share Certificates to the Secured Creditor;

(ii)	request to a director of the Company to record the Pledge in the shareholders’ register (libro soci) of the Company, substantially in the form set out in Part III (Form of annotation of shareholders’ register) of Schedule 3 (Forms); and

(iii)	deliver a copy of this Deed to the Company and request that the Company delivers a duly signed acknowledgment letter, substantially in the form set out in Schedule 4 (Form of acknowledgment letter by the Company) to the Secured Creditor.

(b)	The Secured Creditor shall keep custody of the Share Certificates representing the CAP2 Shares until such time as the Pledge is released in full pursuant to the terms of this Deed.

4.	EXTENSION OF THE PLEDGE

4.1	Additional Shares

The Pledgor undertakes to pledge in favour of the Secured Creditor any and all future additional shares he may become the owner of, for any reason whatsoever, in the Company, from time to time pursuant to this Clause 4 (Extension of the Pledge).

4.2	New Shares

(a)	If the Pledgor subscribes for any newly issued shares (of any class) in the Company other than in the context of a capital increase for no consideration (aumento di capitale a titolo gratuito) (the “New Shares”), the Pledgor shall:

(i)	immediately upon subscription:

(A)	execute a supplemental deed, bearing certified date, substantially in the form and substance satisfactory to the Secured Creditor in relation to those New Shares;

(B)	deliver a copy of that supplemental deed to the Company; and

(C)	request the Company to issue Share Certificates representing those New Shares with the annotation of the extension of the Pledge in the form set out in Part II (Form of annotation of Share Certificates) of Schedule 3 (Forms), signed by a director of the Company, and deliver those Share Certificates to the Secured Creditor;

(ii)	by no later than five (5) Business Days after the date of issue of the relevant New Shares, request to a director of the Company annotates the extension of the Pledge in respect of those New Shares in the shareholders’ register (libro soci) of the Company in the form set out in Part III (Form of annotation of shareholders’ register) of Schedule 3 (Forms), together with the annotation of the issue of the relevant new Share Certificates; and

(iii)	by no later than five (5) Business Days after the date of issue of the relevant new Share Certificates, request the Company to deliver an excerpt of the shareholders’ register (libro soci) of the Company (certified as a true copy by a notary public) evidencing the annotation referred to in paragraph (ii) above to the Secured Creditor.

(b)	The Secured Creditor shall keep custody of the Share Certificates representing any New Shares pledged pursuant to paragraph (a) above until such time as the Pledge is released in full pursuant to the terms of this Deed.

4.3	Capital increase for no consideration

The Parties acknowledge and agree that, pursuant to article 2352 of the Civil Code, in the event of a capital increase of the Company for no consideration (aumento di capitale a titolo gratuito) the Pledge shall automatically extend to any newly issued shares allotted to the Pledgor (and paragraphs 4.2(a)(i)(C), 4.2(a)(ii) and 4.2(a)(iii) of Clause 4.2 (New Shares) shall apply mutatis mutandis).

4.4	Related Assets

The Pledgor shall promptly take all actions and execute all documents (and procure that the Company takes all actions and executes all documents) requested by the Secured Creditor for the valid and enforceable extension of the Pledge over to any Related Asset (or, as the case may be, the creation and perfection of a valid and enforceable pledge or other security interest over any Related Asset).

4.5	Provisions governing Additional Shares and the Related Assets

To the extent applicable, the provisions of this Deed (as amended and supplemented from time to time pursuant to Clauses 4.1 (Additional Shares), 4.2 (New Shares) or 4.4 (Related Assets) shall apply to the security created over:

(i)	any shares pledged pursuant to Clauses 4.1 (Additional Shares), 4.2 (New Shares) or Clause 4.3 (Capital increase for no consideration) (and, for this purpose, references to the Pledged Shares shall include those Shares and the related Share Certificates); and

(ii)	any Related Assets pursuant to Clause 4.4 (Related Assets) (and, for this purpose and to the extent applicable, references to Related Assets in this Deed shall include the Related Assets pertaining to those New Shares).

5.	RESTRICTIONS AND FURTHER ASSURANCE

5.1	Security

The Pledgor shall ensure that the CAP2 Shares are at all times freely transferrable and shall not create or permit to subsist any Security or other right of any third party (other than the Pledge) over the CAP2 Shares.

5.2	Disposal

(a)	The Pledgor shall not (nor shall the Pledgor agree to) enter into a single transaction or a series of transactions (whether related or not and whether voluntary or involuntary) to sell, lease, transfer or otherwise dispose of any CAP2 Share, other than as permitted under the SPA or the Put and Call Option Agreement.

(b)	Unless authorised in writing by the Secured Creditor, the Pledgor shall not enforce any of the remedies set out in article 2795, paragraphs 3 and 4, of the Civil Code.

5.3	Further assurance

The Pledgor, at costs and expenses of the Secured Creditor, shall promptly do whatever the Secured Creditor reasonably requires to:

(i)	create and perfect the Pledge (as extended from time to time);

(ii)	protect and preserve the validity, effectiveness, priority and enforceability of the Pledge, as well as any right and action of the Secured Creditor arising under this Deed; or

(iii)	facilitate the enforcement of the Pledge or the exercise of any rights of the Secured Creditor under this Deed,

including executing and delivering any deed, agreement, certificate, making registration and giving any notice, order or direction in relation to the CAP2 Shares and/or Related Assets.

6.	SHARES, DIVIDENDS AND OTHER RIGHTS

6.1	Voting Rights and Administrative Rights

Except as set out in Clause 6.2 (Exercise by the Secured Creditor), the Pledgor shall be entitled to exercise the Voting Rights and the Administrative Rights.

6.2	Exercise of Voting Rights and Administrative Rights by the Secured Creditor

(a)	If an Event of Default is declared in writing by the Secured Creditor, the Secured Creditor shall be entitled (but not obliged) to exercise the Voting Rights and the Administrative Rights.

(b)	For the purposes of paragraph (a) above, the Secured Creditor shall send a notice to the Company and the Pledgor informing them that an Event of Default has occurred and that it intends to exercise the Voting Rights and the Administrative Rights and, as a result of such notice:

(i)	the Pledgor shall automatically lose its right to exercise the Voting Rights and the Administrative Rights; and

(ii)	until the Secured Creditor confirms in writing to the Pledgor and the Company that the Event of Default has been remedied or waived (which the Secured Creditor shall promptly do at the Pledgor’s request) or that it no longer intends to exercise the Voting Rights and the Administrative Rights, it shall have the exclusive right to exercise the Voting Rights and the Administrative Rights, which shall however be exercised in good faith exclusively for the protection of the Secured Creditor’s rights under this Deed.

7.	REPRESENTATIONS AND WARRANTIES

In addition and without prejudice to the representation and warranties made by the Pledgor under the SPA, the Pledgor makes the representations and warranties set out in this Clause 7 to the Secured Creditor on the date of this Deed.

7.1	Sole beneficial owner of the CAP2 Shares

It is the absolute legal and beneficial owner of the CAP2 Shares, which are free from any Security or (except as provided under the Put and Call Option Agreement) other right of any third party other than the Pledge and are not subject to attachment, foreclosure (pignoramento), seizure (sequestro) or to any other measure restraining the capacity to dispose of or benefit from the CAP2 Shares or which may adversely affect the ability of the Secured Creditor to enforce the Pledge.

7.2	Share Capital

The CAP2 Shares constitute 3 (three) per cent. of the share capital in the Company and no person has or is entitled to any conditional or unconditional option (diritto di opzione), pre-emption right (diritto di prelazione), warrant or other right to subscribe for, purchase or otherwise acquire any issued or unissued shares, or any interest in shares, in the capital of the Company, except for the provisions of the SPA, the Put and Call Option Agreement and the Company’s By-laws.

7.3	No litigation in relation to the CAP2 Shares

No litigation, arbitration, administrative or similar proceedings have been started or threatened in writing in relation to the CAP2 Shares.

8.	GENERAL UNDERTAKINGS

8.1	No prejudicial acts

The Pledgor shall not do, or permit to be done, anything which could prejudice the validity, effectiveness or enforceability of the Pledge or the rights of the Secured Creditor under this Deed.

8.2	Information – litigation

The Pledgor shall promptly notify the Secured Creditor of any claim made in writing or litigation, arbitration or similar proceedings commenced or threatened in writing by any person in relation to the CAP2 Shares and of any communication received regarding the Company and/or the CAP2 Shares that may anyhow affect the security rights granted under this Deed.

9.	ENFORCEMENT

(a)	Upon the occurrence of an Enforcement Event and at any time thereafter, the Secured Creditor may at its discretion:

(i)	enforce the pledge as set out in articles 2796, 2797 and 2798 of the Civil Code or in the Italian code of civil procedure (or any other relevant provision of law); or

(ii)	sell the CAP2 Shares or any of them as set out in paragraph (b) below by notice to the Pledgor and the Company in the form of the injunction (intimazione) referred to in article 2797, paragraph 1, of the Civil Code.

The Parties expressly agree to reduce the deadlines set out in article 2797, paragraph 2 of the Italian civil code to 5 (five) Business Days.

(b)	The Secured Creditor shall inform Alcedo of its intention to enforce the Pledge at least 3 (three) Business Days prior to commencing the enforcement procedure, specifying the value of the Secured Obligation for which it intends to enforce the Pledge and, thereafter, shall promptly notify to Alcedo a copy of the notification made to the Pledgor pursuant to Article 2797 of the civil code.

(c)	The Pledgor and the Secured Creditor agree, pursuant to article 2797, last paragraph, of the Civil Code, that the Secured Creditor may sell the Shares, in whole or in part, in one or more instalments by auction or by private agreement.

(d)	The proceeds of the enforcement of the Pledge shall be applied by the Secured Creditor towards discharge of the Secured Obligations in accordance with the following:

(i)	firstly and with equal priority, to the payment of the expenses reasonably borne by the Secured Creditor for the enforcement of the Pledge, the sale of the CAP2 Shares and the collection of the proceeds of the enforcement and of the sale, as well as for the exercise or enforcement of any other right of the Secured Creditor pursuant to this Deed of Pledge; such expenses shall include, without limitation, the fees of any consultants, legal fees and taxes;

(ii)	secondly, to the satisfaction of the Secured Obligations.

10.	CONTINUATION OF THE PLEDGE

10.1	Transfers and assignments – further assurances

(a)	In the event of:

(i)	a novazione oggettiva or novazione soggettiva of any Secured Obligations; or

(ii)	any amendment to any provision of the SPA or the Put and Call Option Agreement,

the Pledge shall continue and, if so requested by the Secured Creditor, the Pledgor shall, at the Secured Creditor’s expenses, execute in the manner and at the time specified by the Secured Creditor any deed, agreement, document or certificate, and shall take all the steps and actions, which are necessary or appropriate, in the opinion of the Secured Creditor acting reasonably, to maintain the Pledge, including, without limitation:

(A)	request that a director of the Company promptly acknowledges the position of the new Secured Party as pledgees and the continuation of the Pledge by an annotation on the relevant Share Certificates and in the shareholders’ register of the Company; and

(B)	delivering (or request the Company to deliver) to the Secured Creditor, by no later than five (5) Business Days after the making of the annotation in paragraph (A) above, an excerpt of the shareholders’ register of the Company (certified as a true copy by a notary public) evidencing that annotation.

(b)	The Pledgor agrees, also for the purposes of article 1263, paragraph 2, of the Civil Code that in each of the cases set out in Clause 10.1 above, the relevant Share Certificates shall continue to be deposited with the Secured Creditor (or any other credit institution specified by the Secured Creditor).

11.	LIABILITY OF THE SECURED CREDITOR

Neither the Secured Creditor nor any delegate of the Secured Creditor shall (either by reason of taking possession of the CAP2 Shares pledged under this Deed or for any other reason) be liable to the Pledgor or any other person for any costs, losses, liabilities or expenses relating to the enforcement of the Pledge or from any act, default, omission or misconduct of the Secured Creditor or any delegate of the Secured Creditor or their respective officers, employees or agents in relation to such enforcement except to the extent caused by its or his own gross negligence (colpa grave) or wilful misconduct (dolo).

12.	SAVING PROVISIONS

12.1	Immediate recourse

The Pledgor waives any right it may have of first requiring the Secured Creditor to proceed against or enforce any other rights or security or claim payment from any person before claiming from the Pledgor under this Deed. This waiver applies irrespective of any law or any provision of the SPA or the Put and Call Option Agreement to the contrary.

13.	DURATION, DISCHARGE AND RELEASE OF THE PLEDGE

13.1	Duration of the security

(a)	The Pledge will remain in force until the later of the following dates:

(i)	18 (eighteen) months after execution hereof; or

(ii)	in case any Event of Default is declared in writing by the Secured Creditor to the Pledgor (with copy to Alcedo) before the expiration of the above 18-month term, until the Secured Obligations for which such Event of Default has been declared, have been fully performed.

(b)	The Parties agree that, for the purposes of art. 1232 and art. 1275 of the Italian Civil Code, the Pledge will remain in force in its entirety until extinguished in accordance with Clause 13.1 (a), notwithstanding any amendment, extension or novation, also partial, of the SPA and shall not be reduced nor deemed released in case of partial payments in relation to the Secured Obligations executed by the Pledgor or third parties (in the interest of the Pledgor), or if the Secured Creditor waives, in whole or in part, the Secured Obligations, unless otherwise expressly agreed in writing by the Secured Creditor.

(c)	The Pledge shall be deemed automatically extinguished for confusion, without requirement of any deed or formality to this purpose, in case of sale of the CAP2 Shares by the Pledgor to the Secured Creditor.

(d)	Upon the extinction of the Pledge pursuant to this Clause 13.1, the Secured Creditor shall consent to the cancellation of the Pledge and take any other actions necessary or connected to such cancellation. Any costs and expenses for the cancellation of the Pledge shall be borne by the Pledgor.

13.2	Share Certificates, etc.

Upon release of the Pledge, the Secured Creditor shall return the Share Certificates to the Pledgor and consent to the annotation of the cancellation of the Pledge on the Share Certificates and in the shareholders’ register of the Company.

14.	NOTICES

The provisions relating to notices and other communications contained in clause [—] of the SPA shall apply to any communication or notice between the Parties under or in connection with this Deed.

15.	RIGHTS, WAIVERS AND DETERMINATIONS

15.1	Exercise of rights

No failure to exercise, nor any delay in exercising, on the part of the Secured Creditor, any right or remedy under this Deed shall operate as a waiver, nor shall any single or partial exercise of any right or remedy prevent any further or other exercise or the exercise of any other right or remedy. The rights and remedies provided in this Deed are cumulative and not exclusive of any rights or remedies provided by law.

16.	EXPENSES, TAXES AND DUTIES

Any expenses, taxes and duties incurred under or in relation to this Deed of Pledge shall be borne by the Pledgor.

17.	GOVERNING LAW, ARBITRATION AND JURISDICTION

17.1	Governing law

This Deed and any non-contractual obligations arising out of or in connection with it are governed by Italian law.

17.2	Arbitration

The Parties hereto irrevocably agree that any dispute which may arise out of or in connection with this Deed shall be finally settled by an arbitration panel composed by 3 (three) arbitrators who will be appointed and shall proceed in accordance with the International Arbitration Rules of the Chamber of National and International Arbitration of Milan. The arbitration shall be ritual and the arbitration panel shall decide according to the applicable law to this Deed.

17.3	Jurisdiction

(a)	Without prejudice to the above Section 17.2, the Court of Treviso shall have the exclusive jurisdiction in respect of: (i) any dispute arising out of or related to this Deed that, according to the provision of the applicable law, cannot be deferred to arbitration; and (ii) obtaining relief in the form of provisional or conservatory measures (including, without limitation, preliminary injunctions to prevent breaches hereof).

Schedule 1

FORM OF ENDORSEMENTS AND

ANNOTATIONS

PART I

[FORM OF ENDORSEMENT OF SHARE CERTIFICATES

Il presente titolo azionario è girato in garanzia a favore di [                    ], con sede in [                    ]], di nazionalità [                    ]], [                    ], con sede in [                    ], di nazionalità [                    ]], e [                    ], con sede in [                    ], di nazionalità [                    ].]

PART II

[FORM OF ANNOTATION OF SHARE CERTIFICATES

Si dà atto che il presente titolo azionario è costituito in pegno a favore di [                    ], con sede in [                    ]], di nazionalità [                    ]], [                    ], con sede in [                    ], di nazionalità [                    ]], e [                    ], con sede in [                    ], di nazionalità [            ]. L’esercizio dei diritti di voto e degli altri diritti amministrativi inerenti alle azioni costituite in pegno e il diritto a percepire i frutti relativi alle medesime azioni sono regolati dall’atto di pegno in data [                    ], copia del quale è depositata agli atti della Società.

Un Amministratore]

PART III

[FORM OF ANNOTATION OF BOOK OF SHAREHOLDERS

Si dà atto che, in data [                    ], le n. [                    ] azioni della Società rappresentate dai certificati azionari n. [                    ], di titolarità di [                    ], sono state costituite in pegno a favore di [                    ], con sede in [                    ]], di nazionalità [                    ]],

[                    ], con sede in [                    ], di nazionalità [                    ]], e [                    ], con sede in [                    ], di nazionalità [                    ]. L’esercizio dei diritti di voto e degli altri diritti amministrativi inerenti alle azioni costituite in pegno e il diritto a percepire i frutti relativi alle medesime azioni sono regolati dall’atto di pegno in data [                    ], copia del quale è depositata agli atti della Società.

Un Amministratore

Schedule 2

Form of acknowledgment letter by the Company

To:	[The Secured Creditor]

[Place and date]

We refer to the deed of pledge of shares of our company made in [                    ] on [                    ] between, inter alios, [                    ] as pledgor and [                    ] as secured creditor (the “Deed of Pledge”)

Unless otherwise indicated, capitalised terms used in this letter have the meaning given to them in the Deed of Pledge.

We have received a copy of the Deed of Pledge and acknowledge the terms and conditions set out in the Deed of Pledge.

Sincerely yours,

[The Company]

Acknowledged and accepted

[The Secured Creditor]

SIGNATURES

The Pledgor

[—]

By:

The Secured Creditor

[—]

By:

Cap2 S.r.l.

Via Acquilonia 4

Roma, Italy

Matteo Rigamonti

Via Acquilonia 4

Roma, Italy

Milan, April 3, 2014

Dear Sirs

Re: Put and Call Option Agreement

We hereby propose you to enter into the put and call option agreement as set forth below.

* * *

If you agree with the foregoing (including all of the Annexes hereto), please transcribe in full the text of this letter (including all of the Annexes hereto) and return it to us, initialled on each page and fully signed at the end by your duly authorized representatives for full acceptance of this agreement (including all of the Annexes hereto).

Yours sincerely,

Vistaprint Italy S.r.l.

/s/ Marcus Harrie Wisznievski
Marcus Harrie Wisznievski

Vistaprint N.V.

/s/ Marcus Harrie Wisznievski
Marcus Harrie Wisznievski

Vistaprint Italy S.r.l.

Piazza Filippo Meda 3

20121 Milano

Vistaprint N.V.

Hudsonweg 8

Venlo, The Netherlands

Milan, April 3, 2014

Dear Sirs:

Re: Put and Call Option Agreement

We refer to your letter on the date hereof, which we reproduce in its full text and execute in token of full and unconditioned acceptance thereof:

* * *

In full and unconditional acceptance of the above.

Cap2 S.r.l.

/s/ Matteo Rigamonti
Matteo Rigamonti

/s/ Matteo Rigamonti
Matteo Rigamonti